As filed with the Securities and Exchange Commission on October 3, 2000

                                       Securities Act Registration No. _________
                                       Investment Act Registration No. 811-05192

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933     [X]

                       Pre-Effective Amendment No.____                 [ ]

                      Post Effective Amendment No. ____                [ ]

             REGISTRATION STATEMENT UNDER THE INVESTMENT ACT OF 1940

                              Amendment No. 88                         [X]
                                          ------

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT VA-2
                                   Registrant

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                    Depositor
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                                  402-467-1122
                            ------------------------

                                Donald R. Stading
                          Secretary and General Counsel
                    Ameritas Variable Life Insurance Company
                                 5900 "O" Street
                             Lincoln, Nebraska 68510


Approximate Date of Proposed Public Offering: As soon as practicable after effective date.

TITLE OF SECURITIES BEING REGISTERED:   SECURITIES OF UNIT INVESTMENT TRUST

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                                OVERTURE MEDLEY!
                  CROSS REFERENCE TO ITEMS REQUIRED BY FORM N-4

PART A
FORM N-4   ITEM                         HEADING IN PROSPECTUS

Item 1.    Cover Page...................Cover Page
Item 2.    Definitions..................DEFINED TERMS
Item 3.    Synopsis or Highlights.......POLICY OVERVIEW; FEE TABLES; Advertising
Item 4.    Condensed Financial
             Information................Financial Information
Item 5.    General Description of Registrant,
           Depositor and Portfolio Companies
           a) Depositor.................MISCELLANEOUS - About Our Company
           b) Registrant................INVESTMENT OPTIONS - Separate Account Variable Investment
           .............................Options
           c) Portfolio Company.........INVESTMENT OPTIONS - Separate Account Variable Investment
           .............................Options
           d) Prospectus................Cover Page; INVESTMENT OPTIONS
           e) Voting....................MISCELLANEOUS - Voting Rights
           f) Administrator.............N/A
Item 6.    Deductions and Expenses
           a) Deductions................FEE TABLES; FEES
           b) Sales Load................FEE TABLES; FEES - Withdrawal Charge
           c) Special purchase plans....FEES - Waiver of Certain Fees
           d) Commissions...............FEES - Distribution Expenses
           e) Portfolio company deductions and
           expenses.....................FEE TABLES
           f) Registrant's expenses.....N/A
Item 7.    General Description of Variable
           Annuity Contracts
           a) Rights....................IMPORTANT POLICY PROVISIONS; MISCELLANEOUS -
                                        Voting Rights
           b) Allocations, Transfers....INVESTMENT OPTIONS - Transfers
           c) Changes in contracts or
           operations...................INVESTMENT OPTIONS - Separate Account Variable Investment
                                        Options -  Adding, Deleting, or Substituting Variable Investment
                                        Options
           d) Contract owner inquiries..Cover Page; Table of Contents Page; Last Page
Item 8.    Annuity Period
           a) Level of  benefits........POLICY  DISTRIBUTIONS  - Annuity Income Phase
           b) Annuity commencement date.POLICY  DISTRIBUTIONS  - Annuity Income  Phase
           c) Annuity  payments.........POLICY  DISTRIBUTIONS  - Annuity Income Phase
           d) Assumed investment return.N/A
           e) Minimums..................POLICY DISTRIBUTIONS - Annuity Income Phase
           f) Rights to change  options or
           transfer  investment  base...POLICY
           DISTRIBUTIONS - Annuity Income Phase
Item 9.    Death Benefit
           a) Death benefit calculation.POLICY DISTRIBUTIONS - Death Benefits
           b) Forms of benefits.........POLICY DISTRIBUTIONS - Annuity Income Phase
Item 10.   Purchases and Contract Values
           a) Procedures for purchases..Cover  Page; IMPORTANT POLICY PROVISIONS - Policy
                                        Application   and  Issuance;   IMPORTANT
                                        POLICY PROVISIONS - Your Policy Value
           b) Accumulation unit value...IMPORTANT POLICY PROVISIONS - Your Policy Value
           c) Calculation of accumulation unit
           value........................IMPORTANT POLICY PROVISIONS - Your Policy Value



           d) Principal underwriter.....MISCELLANEOUS - Distributor of the Policies
Item 11.   Redemptions
           a) Redemption procedures.....POLICY DISTRIBUTIONS - Withdrawals
           b) Texas Optional Retirement
           Program......................N/A
           c) Delay.....................IMPORTANT POLICY PROVISIONS - Delay of Payments
           d) Lapse.....................N/A
           e) Revocation of rights......IMPORTANT POLICY PROVISIONS - Policy Application and Issuance
Item 12.   Taxes
           a) Tax consequences..........FEDERAL TAX MATTERS
           b) Qualified plans...........FEDERAL TAX MATTERS
           c) Impact of taxes...........FEDERAL TAX MATTERS
Item 13.   Legal Proceedings............MISCELLANEOUS - Legal Proceedings
Item 14.   Table of Contents for Statement of
           Additional Information.......Statement of Additional Information Table of Contents

PART B
FORM N-4          ITEM                             HEADING IN STATEMENT OF ADDITIONAL INFORMATION

Item 15.          Cover Page.......................Cover Page
Item 16.          Table of Contents................Table of Contents
Item 17.          General Information and History
                  a) Name change/Suspended Sales...N/A
                  b) Attribution of Assets.........N/A
                  c) Control of Depositor..........General Information and History
Item 18.          Services
                  a) Fees, expenses and costs......N/A
                  b) Management-related services...N/A
                  c) Custodian and independent public
                  accountant.......................Services
                  d) Other custodianship...........N/A
                  e) Administrative servicing agentN/A
                  f) Depositor as principal
                  underwriter......................N/A
Item 19.          Purchase of Securities Being Offered
                  a) Manner of Offering............N/A
                  b) Sales load....................N/A
Item 20.          Underwriters
                  a) Depositor or affiliate as principal
                  underwriter......................Underwriters
                  b)continuous offering............Underwriters
                  c) Underwriting commissions......Underwriters
                  d) Payments of underwriter.......N/A
Item 21.          Calculation of Performance Data..Calculation of Performance
Item 22.          Annuity Payments.................N/A
Item 23.          Financial Statements
                  a) Registrant....................Financial Statements
                  b) Depositor.....................Financial Statements


                                   AMERITAS VARIABLE LIFE INSURANCE COMPANY LOGO
                           Ameritas Variable Life Ins. Co. Separate Account VA-2
--------------------------------------------------------------------------------

PROSPECTUS: __________, 2000

OVERTURE MEDLEY ! (sm)
Flexible Premium
Deferred Variable Annuity Policy
--------------------------------------------------------------------------------

    This prospectus describes the Policy, especially its Separate Account. The Policy is designed to help you, the Policy Owner, invest on a tax-deferred basis and meet long-term financial goals. It provides a menu of optional features for you to select from to meet your particular needs. As an annuity, it also provides you with several ways to receive regular income from your investment. An initial minimum payment is required. Further investment is optional.

    You may allocate all or part of your investment among variable investment options (where you have the investment risk, including possible loss of principal) with allocated indirect interests in non-publicly traded portfolios from these series funds:


                    Series Fund issuing the Subaccount
                        variable investment option
 Referred to as:          underlying portfolios:         Portfolio Fund Advisor - Subadvisors
------------------- ------------------------------------ --------------------------------------
ALGER               The Alger American Fund              Fred Alger Management, Inc.
------------------- ------------------------------------ --------------------------------------
AMERICAN CENTURY    American Century Variable            American Century Investment
                    Portfolios,Inc.                      Management, Inc.
------------------- ------------------------------------ --------------------------------------
AMERITAS            Calvert Variable Series Inc.         Ameritas Investment Corp.
PORTFOLIOS          Ameritas Portfolios                  -Fred Alger Management, Inc. (Fred Alger)
                                                         -David L. Babson & Company Inc. (Babson)
                                                         -Calvert Asset Management Company, Inc.(Calvert)
                                                         -Massachusetts Financial Services Company (MFS Co.)
                                                         -Harris Associates, Inc. (Oakmark )
                                                         -State Street Global Advisors (State Street)
------------------- ------------------------------------ --------------------------------------
CALVERT SOCIAL      Calvert Variable Series Inc.         Calvert Asset Managment Company, Inc.
                    Calvert Social Portfolios
------------------- ------------------------------------ --------------------------------------
FIDELITY            Variable Insurance Products:         Fidelity Management & Research Company
                    Service Class 2
------------------- ------------------------------------ --------------------------------------
INVESCO FUNDS       INVESCO Variable Investment Funds,   INVESCO Funds Group, Inc.
                    Inc.
------------------- ------------------------------------ --------------------------------------
MFS                 MFS Variable Insurance Trust         Massachusetts Financial Services Company
------------------- ------------------------------------ --------------------------------------
MORGAN STANLEY      Universal Institutional Funds, Inc.  Morgan Stanley Asset Management
------------------- ------------------------------------ --------------------------------------
SALOMON BROTHERS    Salomon Brothers Variable Series     Salomon Brothers Asset Management Inc
                    Funds Inc.
------------------- ------------------------------------ --------------------------------------
SUMMIT              Summit Mutual Funds, Inc., Summit    Summit Investment Partners, Inc.
PINNACLE SERIES     Pinnacle Series
------------------- ------------------------------------ --------------------------------------
THIRD AVENUE        Third Avenue Variable Series Trust   EQSF Advisers, Inc.


or you may allocate all or part of your investment to a Fixed Account fixed interest rate option (where we have the investment risk and guarantee a certain return on your investment).

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. It provides information you should consider before investing in a Policy. Prospectuses for the portfolios underlying the Subaccount variable investment option are available without charge from your sales representative or from our Service Center.

A Statement of Additional Information and other information about us and the Policy, with the same date as this prospectus, is on file with the Securities and Exchange Commission ("SEC") and is incorporated into this prospectus by reference. For a free copy, access it on the SEC's Web site (WWW.SEC.GOV/EDAUX/PROSPECT.HTM, and type in "Ameritas Variable"), or write or call us. The Table of Contents for the Statement of Additional Information is on the last page of this prospectus.


 THE SEC DOES NOT PASS UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS, AND HAS
   NOT APPROVED OR DISAPPROVED THE POLICY. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

      NOT FDIC INSURED        o   MAY LOSE VALUE        o NO BANK GUARANTEE

--------------------------------------------------------------------------------

             AMERITAS VARIABLE LIFE INSURANCE COMPANY (WE, US, OUR)
SERVICE  CENTER,  P.O.  BOX  82550,  LINCOLN,  NEBRASKA  68501.  1-800-745-1112.
                                                            WWW.OVERTURELIFE.COM
                                                            --------------------
--------------------------------------------------------------------------------


TABLE OF CONTENTS                                                                      BEGIN ON PAGE
-----------------------------------------------------------------------------------------------------
CONTACTING US.     To answer your           DEFINED TERMS                                           3
questions or to send additional             POLICY OVERVIEW                                         4
premium, contact your sales                 FEE TABLES   &   FINANCIAL INFORMATION                  6
representative or write or call us at:      IMPORTANT POLICY PROVISIONS                            11
                                                  POLICY APPLICATION AND ISSUANCE
      Ameritas Variable Life                      YOUR POLICY VALUE
        Insurance Company                         TELEPHONE TRANSACTIONS
      Service Center                              DEATH OF ANNUITANT
      P.O. Box 82550                              DELAY OF PAYMENTS
      Lincoln, Nebraska 68501                     BENEFICIARY
           or                                     MINOR OWNER OR BENEFICIARY
      5900 "O" Street                             POLICY CHANGES
      Lincoln, Nebraska 68510                     POLICY TERMINATION
      Telephone: 1-800-745-1112                   Optional Features
      Fax: 1-800-745-6153                    INVESTMENT OPTIONS                                    16
      www.overturelife.com                     Separate Account Variable Investment Options
                                               Fixed Account Fixed Interest Rate Option
Express mail  packages  should be              Transfers
sent to our street  address,  not              Third-Party Services
our P.O. Box address.                          Systematic Transfer Programs: Dollar Cost Averaging,
                                                 Portfolio Rebalancing, Earnings Sweep
SENDING FORMS, WRITTEN NOTICE               FEES                                                   20
AND WRITTEN REQUESTS IN "GOOD                  WITHDRAWAL CHARGE
ORDER."     If you are writing to              MORTALITY AND EXPENSE FEE
change your beneficiary, request a             ADMINISTRATIVE FEES
withdrawal or for any other purpose,             ADMINISTRATIVE EXPENSE FEE, ANNUAL POLICY FEE
contact us or your sales representative        TRANSFER FEE
to learn what  information is required         TAX CHARGES
for the request to be in "good  order."        FEES CHARGED BY THE PORTFOLIOS
We can only act upon  requests  that are       OPTIONAL FEATURES' FEES
received in good order.                     POLICY DISTRIBUTIONS                                   23
                                               WITHDRAWALS
REMEMBER, THE CORRECT FORM is important        DEATH BENEFITS
for us to accurately process your Policy       ANNUITY INCOME PHASE
elections and changes.  Many can be found   FEDERAL TAX MATTERS                                    29
on our website "client service access"         TAXATION OF NONQUALIFIED POLICIES
site. Or, call us at our toll-free numbe       TAXATION OF QUALIFIED POLICIES
and we'll send you the form you need.          POSSIBLE TAX LAW CHANGES
                                            MISCELLANEOUS                                          32
MAKE CHECKS PAYABLE TO:                        ABOUT OUR COMPANY
"Ameritas Variable Life Insurance              DISTRIBUTION OF THE POLICIES
Company"                                       VOTING RIGHTS
                                             DISTRIBUTION OF MATERIALS
                                             ADVERTISING
                                             LEGAL PROCEEDINGS
                                             APPENDIX A: VARIABLE INVESTMENT OPTION PORTFOLIOS      A:1
                                             APPENDIX B: TAX-QUALIFIED PLAN DISCLOSURES            QD:1
                                             THANK YOU.  IF YOU HAVE QUESTIONS, ...              Last Page
                                             STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS


Overture Medley
                                      - 2 -

DEFINED TERMS
--------------------------------------------------------------------------------


ACCUMULATION UNITS are an accounting unit of measure used to calculate the Policy value allocated to Subaccounts of the Separate Account. It is similar to a share of a mutual fund. The Policy describes how Accumulation Units are calculated.

ANNUITY DATE is the date annuity income s are scheduled to begin. This date is identified on the Policy Schedule page of your Policy. You may change this date, as permitted by the Policy and described in this prospectus.

BUSINESS DAY is each day that the New York Stock Exchange is open for trading.

CASH SURRENDER VALUE is the Policy value less applicable withdrawal charge, Policy fee, and any premium tax charge not previously deducted.

OWNER, YOU, YOUR is you -- the person(s) or legal entity who may exercise all rights and privileges under the Policy.

POLICY YEAR/MONTH/ANNIVERSARY are measured from respective anniversary dates of the date of issue of this Policy.

SUBACCOUNT  is a division  within the  Separate  Account for which  Accumulation
Units are separately maintained. Each Subaccount corresponds to a single underlying non-publicly traded portfolio issued through a series fund.

WE, US, OUR, AMERITAS, AVLIC - Ameritas
Variable Life Insurance Company.

WRITTEN NOTICE OR REQUEST -- Written notice, signed by you, on a form approved by or acceptable to us, that gives us the information we require and is received at AVLIC, Service Center, P.O. Box 82550, Lincoln, NE 68501 (or 5900 "O" Street, Lincoln, NE 68510), fax: 1-800-745-6153. Call us if you have questions about what form or information is required.
--------------------------------------------------------------------------------

    THIS PROSPECTUS MAY ONLY BE USED TO OFFER THE POLICY WHERE THE POLICY MAY LAWFULLY BE SOLD. THE POLICY, AND CERTAIN FEATURES DESCRIBED IN THIS PROSPECTUS,
                       MAY NOT BE AVAILABLE IN ALL STATES.

     IF YOUR POLICY IS ISSUED AS PART OF A QUALIFIED PLAN UNDER THE INTERNAL REVENUE CODE, REFER TO ANY PLAN DOCUMENTS AND DISCLOSURES FOR INFORMATION ABOUT HOW SOME OF THE BENEFITS AND RIGHTS OF THE POLICY MAY BE AFFECTED.

                              NO ONE IS AUTHORIZED
         TO GIVE INFORMATION OR MAKE ANY REPRESENTATION ABOUT THE POLICY
                         THAT IS NOT IN THE PROSPECTUS.
  IF ANYONE DOES SO, YOU SHOULD NOT RELY UPON IT AS BEING ACCURATE OR ADEQUATE.


Overture Medley
                                      - 3 -

POLICY OVERVIEW
--------------------------------------------------------------------------------

        THE FOLLOWING IS INTENDED AS A SUMMARY. PLEASE READ EACH SECTION OF THIS PROSPECTUS FOR ADDITIONAL DETAIL.

        The OVERTURE MEDLEY ! Policy is a variable annuity savings vehicle offering a variety of investment options to help meet long-term financial goals. The Policy includes a menu of feature options for you to select from to meet your particular needs. Associated charges are discussed in this prospectus' FEE TABLES and FEES sections. You can allocate your premiums among a wide spectrum of Separate Account variable investment options or to a Fixed Account fixed interest rate option. On the Separate Account variable investment options you may gain or lose money on your investment. On the Fixed Account option, we guarantee you will earn a fixed rate of interest. The investment options are described on this prospectus' cover and the INVESTMENT OPTIONS section.

|_|     COMPARISON TO OTHER POLICIES AND
        INVESTMENTS

                      A significant advantage of the Policy is that it provides the ability to accumulate capital on a tax-deferred basis. The purchase of a Policy to fund a tax-qualified retirement account does not provide any additional tax deferred treatment beyond the treatment provided by the tax-qualified retirement plan itself. However, the Policy does provide benefits such as lifetime income payments, family protection through death benefits and guaranteed fees.

        COMPARED TO FIXED ANNUITIES. The Policy is like a fixed annuity in most ways except for its variable investment features. The Policy is different from fixed- interest annuities in that, to the extent you select Separate Account variable investment options, your Policy value will reflect the investment experience of the selected variable investment options, so you have both the investment risk (including possible loss of principal) and opportunity, not us.

        COMPARED TO MUTUAL FUNDS. Although the Separate Account variable investment options' underlying portfolios operate like publicly traded mutual funds and have the same investment risks, in many ways the Policy differs from publicly traded mutual fund investments. Unlike publicly traded mutual funds, the Policy has these features:

o    Accumulates capital on a tax-deferred basis.
o A guaranteed minimum return on your investment (if you choose a Fixed Account option).
o    Can provide  annuity  payments  for the rest of your life or for some other period.
o    Provides a death benefit that could be higher than the value of the Policy.
o Federal income tax liability on any earnings generally is deferred until you receive a distribution from the Policy.
o You can transfer money from one underlying investment portfolio to another without tax liability.
o Dividends and capital gains distributed by the variable investment options' underlying portfolios are automatically reinvested and are reflected in the portfolio's value.
o Insurance-related charges not associated with direct mutual fund investments are deducted from the value of the Policy.
o Withdrawals before age 59 1/2generally are subject to a 10% federal tax penalty. Also, Policy earnings that would be treated as capital gains in a mutual fund are treated as ordinary income when distributed, although taxation of them is deferred until such earnings are distributed. Taxable earnings are considered to be paid out first followed by the return of your premiums.
o    Withdrawals can result in a withdrawal charge.
o You have a short time period to review your Policy and cancel it for a return of premium paid. The terms of this "right to examine" period vary by state (see the cover of your Policy).
o We, not you, own the shares of the variable investment option's underlying portfolios. You have interests in the Separate Account Subaccounts that invest in the underlying portfolios that you select.


|_|     TAX-QUALIFIED PLANS

        The Policy can be used to fund a tax-qualified plan such as an IRA or Roth IRA (including for rollovers from tax-sheltered annuities), SEP, or Simple IRA, etc. This Prospectus generally addresses the terms that affect a non-tax-qualified annuity. If your Policy funds a tax-qualified plan, read the Qualified Plan Disclosures in this prospectus' APPENDIX B to see how they might change your Policy rights and requirements. Contact us if you have questions about the use of the Policy in these or other tax-qualified plans.

Overture Medley
                                      - 4 -

|_|     POLICY OPERATION & FEATURES

PREMIUMS.
o Minimum initial premium: $25,000. May be less if you purchase the optional Minimum Initial Premium feature.
o Minimum additional premium is $1,000, or $50 per month if by monthly electronic funds transfer.
o No additional premiums will be accepted after the earlier of the Annuity Date or the annuitant's 85th birthday without our approval.

INVESTMENT OPTIONS.
o Variable investment option allocations are invested in Subaccounts of the Separate Account, which in turn invest in corresponding underlying portfolios. Fixed Account allocations are invested in our general account and we guarantee a fixed rate of interest.
o You may transfer between investments, subject to limits. Dollar cost averaging, portfolio rebalancing and earnings sweep systematic investment programs are available.

DEDUCTIONS FROM ASSETS.
(SEE FEE TABLES ON NEXT PAGES.)

Deductions from entire Policy value:
o Generally, premium taxes, if any. (Some states levy this tax when premium is paid.)
o    Policy fee, if any.
o    Withdrawal charge, if any.
o    Charges for selected optional features.

Deductions from Separate Account assets only:
o    Mortality and expense risk charge.
o    Administrative expense charge.
o    Underlying portfolio investment advisory fees and operating expenses.

WITHDRAWALS.
o    Withdrawal charges may apply to all withdrawals under the base Policy.
o Two "free withdrawal" options are available, for a charge. After a premium is received, withdrawal charges apply for 9 years or, for a charge, 7 years or 5 years.
o    Each withdrawal must be at least $250.

ANNUITY INCOME.
o Several fixed annuity income options are available.

                       --------------------------
                              Premiums to
                              Your Policy
                       --------------------------
          ---------------------------------------------------
               Ameritas Variable Life Insurance Company
          ---------------------------------------------------
          ---------------------------------------------------
                          Investment Options
          ---------------------------------------------------
             Fixed              Ameritas Variable Life
            Account              Separate Account VA-2

          POLICY VALUE        Variable Investment Options
           RECEIVES A     POLICY VALUE MAY VARY DAILY DEPENDING UPON
           GUARANTEED     THE INVESTMENT PERFORMANCE OF THE UNDERLYING
          FIXED INTEREST              PORTFOLIOS.
             RATE.
          ------------
                                    The Subaccounts
                          -----------------------------------
                               A           B         Etc.
                          ----------- ----------- -----------
                          Underlying  Underlying     Etc.
                          Portfolio A Portfolio B
                          ----------- ----------- -----------

                            --------------------------------
                             Fees (DEDUCTIONS FROM ASSETS)
                            --------------------------------

                  --------------     -------------     --------------
                   Withdrawals           Death            Annuity
                                        Benefit            Income
                                                          Options
                  --------------     -------------     --------------

DEATH BENEFIT.
o Four death benefit options are available (three for a charge), and are paid upon the death of the Owner.

OPTIONAL FEATURES.
o Optional features available are listed in the prospectus' IMPORTANT POLICY PROVISIONS section. Most can only be elected at Policy issue and only if you are then not older than age 70.

Overture Medley
                                      - 5 -

|_|     POLICY PHASES

        The Policy is a deferred annuity: it has an accumulation (or deferral) phase and an annuity income phase.

        ACCUMULATION PHASE. During the accumulation phase, any earnings that you leave in the Policy are not taxed. During this phase you can invest additional money into the Policy, transfer amounts among the investment options, and withdraw some or all of the value of your Policy. Some restrictions may apply to transfers (especially to transfers out of the Fixed Account). Withdrawals may be subject to a withdrawal charge, income tax and a penalty tax.

        ANNUITY INCOME PHASE. The accumulation phase ends and the annuity income phase begins on a date you select or the later of the fifth Policy Anniversary or the Anniversary nearest the annuitant's 85th birthday. During the annuity income phase, we will make periodic payments to the annuitant, unless you specify otherwise. You can select payments that are guaranteed to last for your entire life or for some other period. Some or all of each payment will be taxable.



FEE TABLES                          (-> = BASE POLICY FEE;  X = OPTIONAL FEATURE FEE)
-----------------------------------------------------------------------------------------------------------
        The  following  charts show the fees that may affect your Policy  value.
The fees shown do not reflect any premium tax that may apply.

-----------------------------------------------------------------------------------------------------------
>  = Base Policy Fees.                                                                        Current
X  = Optional Feature Fees.                                                                     Fee
-----------------------------------------------------------------------------------------------------------
TRANSACTION FEES
> WITHDRAWAL CHARGE
   (AS A % OF EACH PREMIUM WITHDRAWN)                       YEARS SINCE RECEIPT OF PREMIUM
                                               1      2     3     4     5      6     7     8     9    10+
   > BASE POLICY 9-YEAR WITHDRAWAL CHARGE       8%   8%    8%    7%     7%    6%    5%    4%    2%    0%
       X   OPTIONAL 7-YEAR WITHDRAWAL CHARGE    7%   6%    5%    4%     3%    2%    1%    0%     -     -
       X   OPTIONAL 5-YEAR WITHDRAWAL CHARGE    7%   7%    6%    4%     2%    0%     -     -     -     -
-----------------------------------------------------------------------------------------------------------
> TRANSFER FEE (PER TRANSFER)      >  first 15 transfers per year                                $0
                                   >  over 15 transfers in one Policy Year, we may charge ...    $10
-----------------------------------------------------------------------------------------------------------
ANNUAL POLICY FEE     (WAIVED IF POLICY VALUE IS AT LEAST $50,000. GUARANTEED MAXIMUM  FEE IS $40)
      ->  Base Policy                                                                            $0
          X   Optional $2000 minimum initial premium                                             $36
-----------------------------------------------------------------------------------------------------------
SEPARATE  ACCOUNT ANNUAL EXPENSES  (DEDUCTED DAILY FROM ASSETS  ALLOCATED TO THE
SEPARATE  ACCOUNT  SUBACCOUNTS  TO EQUAL  THE  ANNUAL % SHOWN )
-----------------------------------------------------------------------------------------------------------
 >  MORTALITY  & EXPENSE  FEE   (GUARANTEED  MAXIMUM FEE IS 0.75%)                              0.60%
 >  ADMINISTRATIVE  EXPENSE FEE (GUARANTEED  MAXIMUM  FEE IS  0.25%)                            0.15%
-----------------------------------------------------------------------------------------------------------
TOTAL  SEPARATE  ACCOUNT  ANNUAL EXPENSES (DEDUCTED  DAILY FROM ASSETS ALLOCATED
TO  THE  SEPARATE  ACCOUNT SUBACCOUNTS TO EQUAL THE ANNUAL % SHOWN )

     TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES (GUARANTEED MAXIMUM TOTAL FEE IS 1 %)               0.75%
                                                                                                =====


Overture Medley
                                      - 6 -


-----------------------------------------------------------------------------------------------------------
X = OPTIONAL FEATURE FEES                                                                     CURRENT FEE
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
OPTIONAL FEATURE FEES
            (DEDUCTED MONTHLY FROM POLICY VALUE TO EQUAL THE ANNUAL % SHOWN )
-----------------------------------------------------------------------------------------------------------
X  OPTIONAL MINIMUM INITIAL PREMIUM
          (WAIVED IF POLICY VALUE IS AT LEAST $50,000.  GUARANTEED MAXIMUM FEE IS 0.55%)          0.25%
-----------------------------------------------------------------------------------------------------------

X  OPTIONAL WITHDRAWAL CHARGE PERIODS
          X Optional 7-Year Withdrawal Charge Period (GUARANTEED  MAXIMUM FEE IS 0.40%)           0.30%
          X Optional 5-Year Withdrawal Charge Period (GUARANTEED MAXIMUM FEE IS 0.60%)            0.45%

X  OPTIONAL FREE WITHDRAWAL PRIVILEGE
          X   able to withdraw 10% of Policy value without withdrawal charge                      0.05%
                                    (GUARANTEED MAXIMUM FEE IS 0.15%)
          X   able to withdraw 15% of Policy value  without  withdrawal  charge,
              plus  carryover   certain   amount  of  unused  free   withdrawals                  0.20%
              (GUARANTEED MAXIMUM FEE IS 0.40%)
-----------------------------------------------------------------------------------------------------------

X  OPTIONAL "PERIODIC STEP-UP" GUARANTEED MINIMUM DEATH BENEFIT
          X   Period is one year.  Option is purchased at Policy issue.
                     (GUARANTEED MUM FEE IS 0.55%)                                                0.25%

X  OPTIONAL "5% ROLL-UP" GUARANTEED MINIMUM DEATH BENEFIT
          X   (GUARANTEED MAXIMUM FEE IS 0.75%)                                                   0.35%

X  OPTIONAL "GREATER OF" GUARANTEED MINIMUM DEATH BENEFIT
          X   (GUARANTEED MAXIMUM FEE IS 0.80%)                                                   0.37%
-----------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------
SUBACCOUNT UNDERLYING PORTFOLIO ANNUAL EXPENSES
--------------------------------------------------------------------------------
   The following chart shows the expenses charged in the year 1999 by each Subaccount underlying portfolio before each fund provided us with the daily net asset value. We then deduct applicable Separate Account charges from the net asset value in calculating the unit value of the corresponding Subaccount. The management fees and other expenses are more fully described in the prospectus for each underlying portfolio. Information relating to the underlying portfolios was provided by the underlying portfolios and was not independently verified by us.




Overture Medley
                                      - 7 -

-------------------------------------------------------------------------------------------------
                                                                                   Total
                                                             Total  Waivers and  after waivers and
     Subaccount's underlying     Management   12b-1   Other   Fund    Reductions  reductions,
     Portfolio Name                Fees        Fees    Fees   Fees                if any
-------------------------------------------------------------------------------------------------
ALGER (1)
o  Alger American Balanced           0.75%      -     0.18%    0.93%       -         0.93%
o  Alger American Leveraged AllCap   0.85%      -     0.08%    0.93%       -         0.93%
AMERICAN CENTURY
o VP Income & Growth                 0.70%      -       -      0.70%       -         0.70%
AMERITAS PORTFOLIOS (SUBADVISOR)
o Ameritas Growth (ALGER)            0.80%      -     0.10%    0.90%     0.09%       0.81%
o Ameritas Income & Growth
  (FRED ALGER)                       0.68%      -     0.12%    0.79%     0.09%       0.70%
o Ameritas MidCap Growth
  (FRED ALGER)                       0.85%      -     0.12%    0.97%     0.11%       0.86%
o Ameritas Small Capitalization
  (FRED ALGER)                       0.90%      -     0.10%    1.00%     0.08%       0.92%
o Ameritas Micro Cap (BABSON)(2)     1.12%      -     0.88%    2.00%       -         2.00%
o Ameritas Money Market (CALVERT)    0.25%      -     0.08%    0.33%     0.05%       0.28%
o Ameritas Emerging Growth (MFS CO.) 0.80%      -     0.18%    0.98%     0.11%       0.87%
o Ameritas Growth With Income
  (MFS CO.)                          0.80%      -     0.46%    1.26%     0.36%       0.90%
o Ameritas Research (MFS CO.)        0.80%      -     0.62%    1.42%     0.54%       0.88%
o Ameritas Select (OAKMARK)(2)       0.92%      -     0.88%    1.80%       -         1.80%
o Ameritas Index 500 (STATE STREET)  0.29%      -     0.11%    0.40%     0.10%       0.30%
CALVERT SOCIAL(3)
o CVS Social Balanced                0.70%      -     0.19%    0.89%       -         0.89%
o CVS Social International Equity    1.10%      -     0.50%    1.60%(4)    -         1.60%
o CVS Social Mid Cap Growth          0.90%      -     0.21%    1.11%       -         1.11%
o CVS Social Small Cap Growth       1.00%       -     0.58%    1.58%       -         1.58%
FIDELITY (SERVICE CLASS 2)
o VIP Asset Manager                  0.53%    0.25%   0.11%    0.89%       -        0.89%(5)
o VIP Asset Manager: Growth          0.58%    0.25%   0.15%    0.98%       -        0.98%(5)
o VIP Contrafund                     0.58%    0.25%   0.12%    0.95%       -        0.95%(5)
o VIP Equity-Income                  0.48%    0.25%   0.10%    0.83%       -        0.83%(5)
o VIP Growth                         0.58%    0.25%   0.10%    0.93%       -        0.93%(5)
o VIP High Income                    0.58%    0.25%   0.12%    0.95%       -         0.95%
o VIP Investment Grade Bond          0.43%    0.25%   0.14%    0.82%       -         0.82%
o VIP Overseas                       0.73%    0.25%   0.18%    1.16%       -        1.16%(5)
INVESCO FUNDS
o Dynamics(6)                        0.75%      -     1.53%    2.28%     1.15%       1.13%
MFS (7)
o Global Governments                 0.75%      -     0.30%    1.05%     0.14%      0.91%(8)
o New Discovery                      0.90%      -     1.59%    2.49%     1.42%      1.07%(8)
o Utilities                          0.75%      -     0.16%    0.91%       -         0.91%
MORGAN STANLEY(9)
o Emerging Markets Equity            1.25%      -     2.62%    2.62%     0.83%       1.79%
o Global Equity                      0.80%      -     1.48%    1.48%     0.33%       1.15%
o International Magnum               0.80%      -     1.67%    1.67%     0.51%       1.16%
o U.S. Real Estate                   0.80%      -     1.90%    1.90%     0.80%       1.10%
SALOMON BROTHERS
o Variable Capital(10)               0.85%      -     1.14%    1.99%     0.99%       1.00%
SUMMIT PINNACLE SERIES(11)
o Nasdaq-100 Index                   0.35%      -     0.30%    0.65%       -         0.65%
o Russell 2000 Small Cap Index       0.35%      -     0.40%    0.75%       -         0.75%
o S & P Mid Cap 400 Index            0.30%      -     0.30%    0.60%       -         0.60%
THIRD AVENUE
o Third Avenue Value(12)             0.90%      -    33.53%    34.43%    33.13%      1.30%

(1) Fred Alger Management, Inc. agreed to reimburse the portfolios to the extent that the aggregate annual expenses (excluding interest, taxes, fees for brokerage services and extraordinary expenses) exceed, respectively:
     Alger American Balanced, 1.25%, and Alger American Leveraged AllCap, 1.50%. Included in "Other Fees" of Leveraged AllCap is 0.01% of interest expense.

(2) "Other Expenses" for the Ameritas Micro Cap and Ameritas Select portfolios are based on estimates, since these are new portfolios.

(3) "Other Fees" reflect an indirect fee. Net fund operating expenses after reductions for fees paid indirectly would be as follows:
               CVS Social Balanced                0.86%
               CVS Social International Equity    1.50%
               CVS Social Mid Cap Growth          1.02%
               CVS Social Small Cap Growth        1.15%

(4) Total expenses reflect expenses expected to be incurred in 2000, resulting from a change in 1999 to the administrative services agreement, as approved by the shareholders.


Overture Medley
                                      - 8 -

(5) A portion of the  brokerage  commissions  that certain Funds pay was used to
    reduce  Fund  expenses.   Also,  through   arrangements  with  certain  Fund
    custodians, credits realized as a result of uninvested cash balances were used to reduce a portion of each applicable Fund's expenses. After reductions, total operating expenses would have been:
               VIP Asset Manager: Service Class 2 0.88%
               VIP Asset Manager: Growth: Service Class 20.97%
               VIP Contrafund: Service Class 2    0.92%
               VIP Equity-Income: Service Class 2 0.82%
               VIP Growth: Service Class 2        0.91%
               VIP Overseas: Service Class2       1.13%

(6) Certain expenses of the Dynamics Fund were absorbed voluntarily by INVESCO in order to ensure that expenses for the fund, excluding any expense offset arrangements, did not exceed 1.15% of the fund's average net assets. This commitment may be changed at any time following consultation with the board of directors.

(7) Each MFS portfolio has an expense offset arrangement which reduces the portfolio's custodian fee based upon the amount of cash maintained by the portfolio with its custodian and dividend disbursing agent. Each portfolio may enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the portfolio's expenses).
    "Other Fees" do not take into account these expense reductions and are therefore higher than the actual expenses of the portfolio. Had these reductions been taken into account, "Total (reflecting waivers and/or reimbursements, if any)" would be lower: 0.90% for MFS Utilities and MFS Global Governments funds and 1.05% for MFS New Discovery fund.

(8) MFS contractually agreed, subject to reimbursement, to bear expenses for the MFS Global Governments and MFS New Discovery funds such that the each portfolio's "Other Fees" (after taking into account the expense offset arrangement described at (4), above) do not exceed 0.15% of the average daily net assets of the portfolio during the current fiscal year. MFS Utilities portfolio has no such limitation. These contracted fee arrangements will continue until at least May 1, 2001, unless changed with the consent of the board of trustees which oversees the portfolio.

(9) The portfolio's investment adviser has voluntarily agreed to reduce its management fee and/or reimburse each portfolio so that total annual operating expenses for each portfolio will not exceed:
               Emerging Markets Equity            1.75%
               Global Equity                      1.15%
               International Magnum fund          1.15%
               U.S. Real Estate fund              1.10%

    The investment adviser reserves the right to terminate any waiver and/or reimbursement at any time and without notice.

    In determining the actual amount of voluntary management fee waiver and/or expense reimbursement for a portfolio, if any, certain investment related expenses, such as foreign country tax expense and interest expense on borrowing are excluded from annual operating expenses. If these expenses were incurred, the portfolio's total expenses after voluntary fee waivers and/or expense reimbursements could exceed the expense ratios shown above.

    For the year ended December 31, 1999, after giving effect to the above voluntary management fee waiver and/or expense reimbursement, the total expenses for each portfolio, including certain investment related expenses, were as stated in the table.

(10)The manager waived all of its management fee and reimbursed the fund for certain expenses during the period ended December 31, 1999. The manager may discontinue the waiver at any time.

(11)"Other Expenses" for the Nasdaq-100 Index, Russell 2000 Small Cap Index, and S&P MidCap 400 Index portfolios are based on estimates, since these are new portfolios. Total operating expenses in excess of those stated for each Summit portfolio are paid by the investment adviser. The S&P MidCap 400(R) Index is a trademark of The McGraw-Hill Companies, Inc. The Nasdaq-100(R) Index is a trademark of The Nasdaq Stock Market, Inc. The Russell 2000(R) Index is a trademark of the Frank Russell Company. These trademarks have been licensed for use by Summit Mutual Funds. The Funds are not sponsored, endorsed, sold or promoted by any of the licensing organizations, and they make no representation or warranty regarding the Funds, and bear no liability with respect to the Funds.

(12)The fund commenced investment operations on September 21, 1999. Annualized expenses before reimbursement are not necessarily indicative of expected expenses due to the annualization of certain fixed expenses.



Expense reimbursement agreements are expected to continue in future years but may be terminated at any time. As long as the expense limitations continue for a portfolio, if a reimbursement occurs, it has the effect of lowering the portfolio's expense ratio and increasing its total return.

We may receive administrative fees from the investment advisers of certain portfolios. We currently do not assess a separate charge against our Separate Account or Fixed Account for any income taxes. We may, however, make such a charge in the future if income or gains within the Separate Account will incur any income tax liability, or if tax treatment of us changes.


Overture Medley
                                     - 9 -

    EXAMPLES. The following chart shows the overall expenses you would pay under an average Policy with a Policy value of $75,000 under certain assumptions if you elected the most expensive choice of every optional feature to the Policy (the $2,000 minimum initial premium feature, the 15%+ carryover free withdrawal privilege, the 5-year withdrawal charge period, and the "greater of" guaranteed minimum death benefit) and we charged our guaranteed maximum fee for each feature (instead of any lower current fees being charged). In total, these examples assume maximum charges of 1.00% Separate Account annual expenses, 2.35% of other Policy value annual expenses for optional features, a $40 Policy fee, plus the underlying portfolio 1999 expenses. If you select fewer or less expensive optional features, your expenses could be less than shown. If our current fees are less than the guaranteed maximum fees, your expenses could also be less than shown. If your Policy size is less than $75,000 or the underlying portfolio expenses are greater, your expenses could be greater than shown. The examples assume that the fee waiver and expense reimbursement limits set forth in the chart above will be received, but do not reflect any premium tax charges which apply in some states. The example amounts are illustrative only, and should not be considered a representation of past or future expenses. Your actual expenses may be greater or less than those shown in the chart.

---------------------------------------------------------------------------------------------
 An   Owner   would   pay  the
 following   expenses   on   a          1.                   2.                    3.
 $1,000  investment,  assuming Surrender Policy at   Annuitize Policy at      Policy is not
 a 5% annual  return on assets   end of the time     the end of the time    surrendered and is
 if:                               period. ($)           period. ($)        not annuitized. ($)
 ---------------------------------------------------- --------------------- ---------------------
  Variable Investment Option   1 Yr 3 Yr 5 Yr  10 Yr  1 Yr  3 Yr 5 Yr 10 Yr 1 Yr 3 Yr  5 Yr 10 Yr
 ---------------------------------------------------- --------------------- ---------------------
            ALGER
Alger American Balanced
Alger American Leveraged AllCap
      AMERICAN CENTURY
VP Income & Growth
     AMERITAS PORTFOLIOS
        (SUBADVISOR)
Ameritas Growth (ALGER)
Ameritas  Income & Growth  (FRED  ALGER)
Ameritas  MidCap  Growth  (FRED ALGER)
Ameritas Small  Capitalization (FRED ALGER)
Ameritas Micro Cap (BABSON)
Ameritas Money Market (CALVERT)
Ameritas  Emerging Growth (MFS CO.)
Ameritas Growth With Income (MFS CO.)
Ameritas Research (MFS CO.)
Ameritas Select (OAKMARK)
Ameritas Index 500 (STATE STREET)
       CALVERT SOCIAL
CVS Social Balanced
CVS Social International Equity
CVS Social Mid Cap Growth
CVS Social Small Cap Growth
          FIDELITY
VIP Asset Manager
VIP Asset Manager: Growth
VIP Contrafund
VIP Equity-Income
VIP Growth
VIP High Income
VIP Investment Grade Bond
VIP Overseas
        INVESCO FUNDS
Dynamics
             MFS
Global Governments
New Discovery
Utilities
       MORGAN STANLEY
Emerging Markets Equity
Global Equity
International Magnum
U.S. Real Estate
      SALOMON BROTHERS
Variable Capital


Overture Medley
                                     - 10 -


---------------------------------------------------------------------------------------------
 An   Owner   would   pay  the
 following   expenses   on   a          1.                   2.                    3.
 $1,000  investment,  assuming Surrender Policy at   Annuitize Policy at      Policy is not
 a 5% annual  return on assets   end of the time     the end of the time    surrendered and is
 if:                               period. ($)           period. ($)        not annuitized. ($)
 ---------------------------------------------------- --------------------- ---------------------
  Variable Investment Option   1 Yr 3 Yr 5 Yr  10 Yr  1 Yr  3 Yr 5 Yr 10 Yr 1 Yr 3 Yr  5 Yr 10 Yr
 ---------------------------------------------------- --------------------- ---------------------
   SUMMIT PINNACLE SERIES
Nasdaq-100 Index
Russell 2000 Small Cap Index
S & P Mid Cap 400 Index
        THIRD AVENUE
Third Avenue Value
---------------------------------------------------------------------------------------------

     THESE EXAMPLES REFLECT SEPARATE ACCOUNT AND 1999 UNDERLYING PORTFOLIO EXPENSES. THE $40 GUARANTEED MAXIMUM ANNUAL POLICY FEE IS REFLECTED AS A DAILY 0.07% CHARGE IN THESE EXAMPLES, BASED ON AN AVERAGE POLICY VALUE OF $75,000; HOWEVER, WE DO NOT CURRENTLY CHARGE THE POLICY FEE. PREMIUM TAXES MAY ALSO APPLY.

  The Fee Tables are designed to help you understand the various costs and expenses that a Policy Owner will bear directly or indirectly. For more information, read this prospectus' FEES section and the prospectus for each Subaccount's underlying portfolio.

FINANCIAL INFORMATION
--------------------------------------------------------------------------------

        We provide Accumulation Unit value history for each of the Separate Account variable investment options. However, since the Separate Account variable investment options just commenced operation under this Policy on the effective date of this prospectus, there is no history to report. Future updated Policy prospectuses will disclose this information. Financial statements of the Separate Account and our company are included in the Statement of Additional Information; to learn how to get a copy, see the front or back page of this prospectus.

IMPORTANT POLICY PROVISIONS                               (X = OPTIONAL FEATURE)
--------------------------------------------------------------------------------

        The OVERTURE MEDLEY ! Policy is a flexible premium deferred variable annuity policy. The Policy allows you to save and invest your assets on a tax-deferred basis. A feature of the Policy distinguishing it from non- annuity investments is its ability to guarantee annuity payments to you for as long as the annuitant lives or for some other period you select. In addition, if you (the Owner) die before those payments begin, the Policy will pay a death benefit to your beneficiary. Many key rights and benefits under the Policy are summarized in this prospectus; however, you must refer to the Policy itself for the actual terms of the Policy. You may obtain a copy of the Policy from us. The Policy can be purchased as a tax-qualified or nonqualified annuity. The Policy remains in force until surrendered for its Cash Surrender Value, or all proceeds have been paid under an annuity income option or as a death benefit.

|_|     POLICY APPLICATION AND ISSUANCE

REPLACING AN EXISTING ANNUITY
POLICY IS NOT ALWAYS YOUR BEST
CHOICE.  EVALUATE ANY
REPLACEMENT CAREFULLY.

        To purchase a Policy, you must submit an application and a minimum initial premium. A Policy usually will be issued only if you and the annuitant are age 0 through 85, nearest birthday. We reserve the right to reject any application or premium for any reason.

        If your application is in good order upon receipt, we will credit your initial net premium to the Policy value in accordance with the "right to examine" rules in your state within two Business Days after the later of the date we receive your application or your premium. If the application is incomplete or otherwise not in good order, we will contact you within five Business Days to explain the delay; at that time we will refund your initial premium unless you consent to our retaining it to apply it to your Policy once all Policy issuance requirements are met.

        The Policy Date is the date two days after we receive your application and initial premium. It is the date used to determine Policy Anniversaries and Policy Years. No Policy will be dated on or after the 29th day of a month.

        You can purchase a tax-qualified Policy in connection with a in connection with a number of arrangements, including Section 401(a) pension or profit-sharing plans, or an IRA, Roth IRA, SIMPLE IRA, SEP, and 457 deferred compensation plans, subject to certain limitations. See this prospectus' FEDERAL TAX MATTERS section for details. Call us if to see if the Policy may be issued as part of other kinds of plans or arrangements.


Overture Medley
                                     - 11 -

o       APPLICATION IN GOOD ORDER
        All application questions must be answered, but particularly note these requirements:
        o The Owner's and the annuitant's full name, Social Security number, and date of birth must be included.
        o    Your  premium   allocations  must  be  completed,   be  in  whole
             percentages, and total 100%.
        o    Initial premium must meet minimum premium requirements.
        o Your signature and your agent's signature must be on the application.
        o Identify the type of plan, whether it is nonqualified or, if qualified, the type of qualified plan.
        o    City, state and date application was signed must be completed.
        o    If you  have  one,  give us your  e-mail  address  to  facilitate receiving updated Policy information by internet delivery.
        o    There may be forms in addition to the application required by law or regulation, especially when a qualified plan or replacement is involved.
        o    Your agent must be both properly licensed and appointed with us.

o       PREMIUM REQUIREMENTS
        Your premium checks should be made payable to "Ameritas Variable Life Insurance Company." We may postpone crediting any payment made by check to your Policy value until the check has been honored by your bank. Payment by certified check, banker's draft, or cashier's check will be promptly applied. Under our electronic fund transfer program, you may select a monthly payment schedule for us to automatically deduct premiums from your bank account or other sources. Total premiums for all annuities held with us for the same annuitant or owner may not exceed $1 million without our consent.

        INITIAL PREMIUM
          o    The only premium required. All others are optional.
          o Must be at least $25,000. If you purchase the optional Minimum Initial Premium feature, it must be at least $2,000. We have the right to change these premium requirements.

        ADDITIONAL PREMIUMS
          o Must be at least $1,000; $50 if payments are established as part of a regularly billed program (electronic funds transfer, invoice bill, etc.) or tax-qualified plan. We have the right to change these premium requirements.
          o Will not be accepted, without our approval, on or after the later of (i) the Policy Anniversary following your or the annuitant's 85th birthday or (ii) the Annuity Date.

        X OPTIONAL MINIMUM INITIAL PREMIUM FEATURE
        For a charge, you may elect an optional feature to allow the initial premium to be as low as $2,000. Under this feature, additional premium requirements remain the same. This optional feature is only available at issue of the Policy and if you and the annuitant are not older than age 70 at issue of the Policy. See this prospectus' FEES and FEE TABLES sections for information on the charge for this optional feature.

o       ALLOCATING YOUR PREMIUMS
        You must allocate your premiums among the variable investment options or the Fixed Account fixed interest rate option. Initial allocations in your Policy application will be used for additional premiums until you change your allocation. If you do not specify any allocation, we will not accept your premium.

          o    Allocations must be in whole percentages, and total 100%.
          o You may change your allocation by sending us Written Notice or through an authorized telephone transaction. The change will apply to premiums received on or after the date we receive your Written Notice or authorized telephone transaction.
          o All premiums will be allocated pursuant to your instructions on record with us, except your initial premium and any additional premiums received during your Policy's "right to examine" period may be subject to special requirements.


Overture Medley
                                     - 12 -

        "RIGHT TO EXAMINE" PERIOD ALLOCATIONS
        RETURN OF VALUE STATES. In states that permit us to refund your Policy value upon your cancellation of the Policy during the "right to examine" period, we will allocate your initial premium to your selected variable investment options on the date of issue of the Policy.

        RETURN OF PREMIUM STATES. In states that require us to refund at least your full premium upon your cancellation of the Policy during the "right to examine" period, we will hold the portion of your initial premium allocated to the Separate Account in the Ameritas Money Market Subaccount for 13 days. Then, we will invest your initial premium in the variable investment options pursuant to your application instruction. (Any additional premiums we receive during the "right to examine" period plus 3 days will be allocated in the same manner.) If, at the end of the "right to examine" period, you decide to cancel your Policy, we will refund the amount required by your state as stated in your Policy (usually all premiums paid).

|_|     YOUR POLICY VALUE

        On your Policy's date of issue, the Policy value equals the initial premium less any charge for applicable premium taxes. On any Business Day thereafter, the Policy value equals the sum of the values in the Separate Account variable investment options and the Fixed Account. The Policy value is expected to change from day to day, reflecting the expenses and investment experience of the selected variable investment options (and interest earned in the Fixed Account options) as well as the deductions for fees under the Policy.

o       SEPARATE ACCOUNT VALUE
        Premiums or transfers allocated to Subaccounts are accounted for in Accumulation Units. The Policy value held in the Separate Account Subaccounts on any Business Day is determined by multiplying each Subaccount's Accumulation Unit value by the number of Subaccount units allocated to the Policy. Each Subaccount's Accumulation Unit value is calculated at the end of each Business Day as follows:

          (a) the net asset value of the Subaccount's underlying portfolio as of the end of the current Business Day plus any dividend or capital gain distribution declared and unpaid by the underlying portfolio during that Business Day, times the number of shares held by the Subaccount, before the purchase or redemption of any shares on that date; minus
          (b)   the daily administrative fee; minus
          (c) the daily mortality and expense risk charge; and this result divided by
          (d) the total number of Accumulation Units held in the Subaccount on the Business Day before the purchase or redemption of any Accumulation Units on that day.

        When transactions are made to or from a Subaccount, the actual dollar amounts are converted to Accumulation Units. The number of Accumulation Units for a transaction is found by dividing the dollar amount of the transaction by the Accumulation Unit value on the Business Day the transaction is made.

o       FIXED ACCOUNT VALUE
        The Policy value of the Fixed Account (the fixed interest rate investment option) on any Business Day equals:

          (a) the Policy value of the Fixed Account at the end of the preceding Policy month; plus
          (b) any net premiums credited since the end of the previous Policy month; plus
          (c) any transfers from the Subaccounts credited to the Fixed Account since the end of the previous Policy month; minus
          (d)  any  transfers  and  transfer  fee from the Fixed  Account to the
               Subaccounts since the end of the previous Policy month; minus
          (e)  any partial withdrawal and withdrawal charge taken from the Fixed
               Account since the end of the previous Policy month; minus
          (f) the Fixed Accounts share of the annual Policy fee on the Policy Anniversary, plus
          (g)  interest credited on the Fixed Account balance.



Overture Medley
                                     - 13 -

|_|     TELEPHONE TRANSACTIONS

TELEPHONE TRANSACTIONS PERMITTED
o    Transfers.
o    Establish systematic transfer programs.
o    Change of premium allocations.

HOW TO AUTHORIZE TELEPHONE TRANSACTIONS
o Upon your authorization on the Policy application or in Written Notice to us, you, your registered representative or a third person named by you may do telephone transactions on your behalf. You bear the risk of the accuracy of any designated person's instructions to us.

TELEPHONE TRANSACTION RULES:
o Must be received by close of the New York Stock Exchange ("NYSE") (usually 3 p.m. Central Time); if later, the transaction will be processed the next day the NYSE is open.
o    will be recorded for your protection.
o For security, you or your authorized designee must provide your Social Security number and/or other identification information.
o    May be discontinued at any time as to some or all Owners.

We are not liable for following telephone transaction instruction we reasonably believe to be genuine.

|_|     DEATH OF ANNUITANT

        Upon the annuitant's death prior to 30 days before the Annuity Date, you may generally name a new annuitant. If any Owner is the annuitant, then upon that Owner's death, the Policy's applicable death benefit becomes payable to the named beneficiary(ies). However, if the beneficiary is the deceased Owner's spouse, then upon that Owner's death the spouse may be permitted under federal tax law to become the new Owner of the Policy and to name an annuitant and different beneficiaries.

|_|     DELAY OF PAYMENTS

        We will usually pay any amounts from the Separate Account requested as a partial withdrawal or cash surrender within 7 days after we receive your Written Notice. We can postpone such payments or any transfers out of a Subaccount if:
(i) the NYSE is closed for other than  customary  weekend and holiday  closings;
(ii) trading on the NYSE is restricted; (iii) an emergency exists as determined by the SEC, as a result of which it is not reasonably practical to dispose of securities, or not reasonably practical to determine the value of the net assets of the Separate Account; or (iv) the SEC permits delay for the protection of security holders. The applicable rules of the SEC will govern as to whether the conditions in (iii) or (iv) exist.

        We may defer payments of partial withdrawals or a cash surrender from the Fixed Account for up to 6 months (30 days in West Virginia) from the date we receive your Written Notice.

|_|     BENEFICIARY

        You may change your beneficiary by sending Written Notice to us, unless the named beneficiary is irrevocable. Once we record and acknowledge the change, it is effective as of the date you signed the Written Notice. The change will not apply to any payments made or other action taken by us before recording. If the named beneficiary is irrevocable you may change the named beneficiary only by Written Notice signed by both you and the beneficiary. If more than one named beneficiary is designated, and you fail to specify their interest, they will share equally.

        If there are joint Owners, the surviving joint Owner will be deemed the beneficiary, and the beneficiary named in the Policy application or subsequently changed will be deemed the contingent beneficiary. If both joint Owners die simultaneously, the death benefit will be paid to the contingent beneficiary.

        If the beneficiary is your surviving spouse, the spouse may elect either to receive the death benefit, in which case the Policy will terminate, or to continue the Policy in force with the spouse as Owner.

        If the named beneficiary dies before you, then your estate is the beneficiary until you name a new beneficiary.


Overture Medley
                                     - 14 -

|_|     MINOR OWNER OR BENEFICIARY

        A minor may not own the Policy solely in the minor's name and cannot receive payments directly as a Policy beneficiary. Contrary to common belief, in most states parental status does NOT automatically give parents the power to provide an adequate release to us to make beneficiary payments to the parent for the minor's benefit. A minor can "own" a Policy through the trustee of a trust established for the minor's benefit, or through the minor's named and court appointed guardian, who owns the Policy in his or her capacity as trustee or guardian. Where a minor is a named beneficiary, we are able to pay the minor's beneficiary payments to the minor's trustee or guardian. Some states allow us to make such payments up to a limited amount directly to parents. Parents seeking to have a minor's interest made payable to them for the minor's benefit are encouraged to check with their local court to determine the process to be appointed as the minor's guardian; it is often a very simple process that can be accomplished without the assistance of an attorney. If there is no adult representative able to give us an adequate release for payment of the minor's beneficiary interest, we will retain the minor's interest on deposit until the minor attains the age of majority.

|_|     POLICY CHANGES

        Any change to your Policy is only effective if on a form acceptable to us, and then only once it is received at our Service Office and recorded on our records. Information on how to contact us to determine what information is needed and where you can get various forms for Policy changes is shown on this Prospectus' first two pages and last page.

|_|     POLICY TERMINATION

        We may treat any partial withdrawal that leaves a Policy value of less than $1,000 as a complete surrender of the Policy. See this prospectus' POLICY
DISTRIBUTIONS: WITHDRAWALS section for more information.

        If you have paid no premiums during the previous 36-month period, we have the right to pay you the total value of your Policy in a lump sum and cancel the Policy if (i) the Policy value is less than $1,000 (does not apply to IRAs), or (ii) the paid-up life-time income annuity benefit at maturity, based on an accumulation of the Policy value to maturity, would be less than $20 per month. We will not impose a withdrawal charge on involuntary terminations.

|_|     X OPTIONAL FEATURES

        This Policy allows you the opportunity to select, and pay for, only those variable annuity policy features you want by "unbundling" features that are often incorporated into a base variable annuity policy. These optional features are currently only available at Policy issue, and most are only available if you are then not older than age 70. Each of the optional features is principally described in the prospectus sections noted below:

OPTIONAL FEATURE                          PROSPECTUS SECTION WHERE IT IS COVERED

X Optional Minimum                        IMPORTANT POLICY PROVISIONS:
    Initial Premium feature                  Policy Application and Issuance

X Optional Withdrawal Charge Periods      POLICY DISTRIBUTIONS: Withdrawals

X Optional Free Withdrawal
      Privilege feature                   POLICY DISTRIBUTIONS: Withdrawals

X Optional Guaranteed Minimum
    Death Benefit features                POLICY DISTRIBUTIONS: Death Benefits

Charges for each of the optional features are shown in this prospectus' FEE TABLES section.

Overture Medley
                                     - 15 -

INVESTMENT OPTIONS
--------------------------------------------------------------------------------


               THE VALUE OF YOUR POLICY WILL GO UP OR DOWN BASED ON THE INVESTMENT PERFORMANCE OF THE VARIABLE INVESTMENT OPTIONS YOU CHOOSE. The investment results of each variable investment option are likely to differ significantly, and vary over time. They do not earn a fixed interest rate. Please consider carefully, and on a continuing basis, which investment options best suit your long-term investment objectives and risk tolerance.

    We recognize you have very personal goals and investment strategies. The Policy allows you to choose from a wide array of investment options - each chosen for its potential to meet specific investment objectives.

    You may allocate all or a part of your premiums among 39 Separate Account variable investment options or the Fixed Account fixed interest rate option. Allocations must be in whole percentages and total 100%. The variable investment options, which invest in underlying portfolios, are listed and described in APPENDIX A to this prospectus.

|_| SEPARATE  ACCOUNT  VARIABLE  INVESTMENT  OPTIONS  (ALSO SEE  APPENDIX A)

     THE UNDERLYING PORTFOLIOS IN THE SEPARATE ACCOUNT ARE NOT PUBLICLY TRADED MUTUAL FUNDS, AND ARE NOT THE SAME AS OTHER PUBLICLY TRADED MUTUAL FUNDS WITH VERY SIMILAR OR NEARLY IDENTICAL NAMES. They are only available as separate account subaccount investment options in life insurance policies or variable annuity policies issued by insurance companies, or in some cases, through participation in certain qualified pension or retirement plans.

     Even if the investment objectives and policies of some underlying portfolios available under the Policy may be very similar to the investment objectives and policies of publicly traded mutual funds that are or may be managed by the same investment adviser or manager, the investment performance and results of the portfolios available under the Policy may vary significantly from the investment results of such other publicly traded mutual funds.
     You should read the prospectuses for the underlying portfolios together with this Policy prospectus for more information.

    The Separate Account provides you with variable investment options in the form of underlying portfolio investments. Each underlying portfolio is an open-end investment management company. When you allocate investments to an underlying portfolio, those investments are placed in a Subaccount of the Separate Account corresponding to that portfolio, and the Subaccount in turn invests in the portfolio. The Policy value of your Policy depends directly on the investment performance of the portfolios that you select.

     The Separate Account is registered with the SEC as a unit investment trust. However, the SEC does not supervise the management or the investment practices or policies of the Separate Account or Ameritas. The Separate Account was established as a separate investment account of Ameritas under Nebraska law on May 28, 1987. Under Nebraska law, we own the Separate Account assets, but they are held separately from our other assets and are not charged with any liability or credited with any gain of business unrelated to the Separate Account. Any and all distributions made by the underlying portfolios, with respect to the shares held by the Separate Account, will be reinvested in additional shares at net asset value. We are responsible to you for meeting the obligations of the Policy, but we do not guarantee the investment performance of any of the variable investment options' underlying portfolios. We do not make any representations about their future performance.

     YOU BEAR THE RISK THAT THE VARIABLE INVESTMENT OPTIONS YOU SELECT MAY
        FAIL TO MEET THEIR OBJECTIVES, THAT THEY COULD GO DOWN IN VALUE,
                       AND THAT YOU COULD LOSE PRINCIPAL.

    Each Subaccount underlying portfolio operates as a separate investment fund, and the income or losses of one generally has no effect on the investment performance of any other. Complete descriptions of each variable investment option's investment objectives and restrictions and other material information related to an investment in the variable investment option are contained in the prospectuses for each of the series funds which accompany this prospectus.


Overture Medley
                                     - 16 -

o       ADDING, DELETING, OR SUBSTITUTING VARIABLE INVESTMENT OPTIONS
        We do not control the Subaccount underlying portfolios, so we cannot guarantee that any of the portfolios will always be available. We retain the right to change the investments of the Separate Account, and to eliminate the shares of any Subaccount underlying portfolio and substitute shares of another series fund portfolio. If the shares of the underlying portfolio are no longer available for investment or if, in our judgment, investment in the portfolio would be inappropriate in view of the purposes of the Separate Account, we will first notify you and receive any necessary SEC and state approval before making such a change.

        New Separate Account underlying portfolios may be added, or existing funds eliminated, when, in our sole discretion, conditions warrant a change. If a portfolio is eliminated, we will ask you to reallocate any amount in the eliminated portfolio. If you do not reallocate these amounts, we will automatically reinvest them in the Ameritas Money Market portfolio.

        If we make a portfolio substitution or change, we may change the Policy to reflect the substitution or change. Our Separate Account may be (i) operated as an investment management company or any other form permitted by law, (ii) deregistered with the SEC if registration is no longer required, or (iii) combined with one or more other separate accounts. To the extent permitted by law, we also may transfer assets of the Separate Account to other accounts.

|_|     FIXED ACCOUNT FIXED INTEREST RATE OPTION

ALL AMOUNTS ALLOCATED TO THE FIXED ACCOUNT BECOME ASSETS OF OUR GENERAL ACCOUNTS. INTEREST IN THE GENERAL ACCOUNT HAVE NOT BEEN REGISTERED WITHE THE SEC AND ARE NOT SUBJECT TO THE SEC'S REGULATION, NOR IS THE GENERAL ACCOUNT REGISTERED AS AN INVESTMENT COMPANY WITH THE SEC. THEREFOR, SEC STAFF HAVE NOT REVIEWED THE FIXED ACCOUNT DISCLOSURES IN THIS PROSPECTUS.

       There is one fixed interest rate option ("Fixed Account"), where we bear the investment risk. We guarantee that you will earn a minimum interest rate that will yield at least 3% per year, compounded annually. We may declare a higher current interest rate. Whatever interest rate we declare will be guaranteed for the Policy Year. However, you bear the risk that we will not credit more interest than will the yield minimum guaranteed rate per year for the life of the Policy. We have sole discretion over how assets allocated to the Fixed Account are invested, and we bear the risk that those assets will perform better or worse than the amount of interest we have declared. The focus of this prospectus is to disclose the Separate Account aspects of the Policy. For additional details regarding the Fixed Account, read the Policy.

|_|     TRANSFERS

        The Policy is designed for long-term investment, not for use with professional "market timing" services or use with programmed, large or frequent transfers. Excessive transfers could harm other Policy Owners by having a detrimental effect on investment portfolio management. We reserve the right to reject any specific premium allocation or transfer request from any person if, in the judgment of a Subaccount portfolio fund advisor, a Subaccount portfolio would be unable to invest effectively in accordance with its investment objectives and policies, or if Policy owners would otherwise potentially be adversely affected.

         Subject to restrictions during the "right to examine period" and prior to the Annuity Date, you may transfer Policy value from one Subaccount to another, from the Separate Account to the Fixed Account, or from the Fixed Account to any Subaccount, subject to these rules:

        TRANSFER RULES:
        o A transfer is considered any single request to move assets from one or more Subaccounts or the Fixed Account to one or more of the other Subaccounts or the Fixed Account.
        o We must receive notice of the transfer- either Written Notice, an authorized telephone transaction, or by internet when available.

Overture Medley
                                     - 17 -

     o The transferred amount must be at least $250, or the entire Subaccount or Fixed Account value if it is less. (If the value remaining after a transfer will be less the $100 in a Subaccount or $100 in the Fixed Account, we will include that amount as part of the transfer.)
          - If the Dollar Cost Averaging systematic transfer program is used, then the minimum transfer amount out of a Subaccount or the Fixed Account is the lesser of $100 or the balance in the Subaccount or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the value of the Fixed Account at the time the Dollar Cost Averaging program is established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited.
          - The Portfolio Rebalancing and Earnings Sweep systematic transfer programs have no minimum transfer limits.
     o The first 15 transfers each Policy Year from one investment option to another are free. Thereafter, transfers may result in a $10 charge for each transfer. This fee is deducted on a pro-rata basis from balances in all Subaccounts and the Fixed Account, so is not subtracted from the amount of the transfer. Transfers under any systematic transfer program DO count toward the 15 free transfer limit.
     o A transfer from the Fixed Account (except made pursuant to a systematic transfer program):
          -    may be made only once each Policy Year.
          -    may be delayed up to six months (30 days in West Virginia).
          -    is limited during any Policy Year to the greater of:
               - 25% of the Fixed account value on the date of the initial transfer during that year;
               - the greatest amount of any similar transfer out of the Fixed Account during the previous 13 months; or
               -    $1,000.

     o We reserve the right to limit transfers, or to modify transfer privileges, and we reserve the right to change the transfer rules at any time.
     o If the Policy value in any Subaccount falls below $100, we may transfer the remaining balance, without charge, to the Ameritas Money Market portfolio.

|_|     THIRD-PARTY SERVICES

        Where permitted and subject to our rules, we may accept your authorization to have a third party (such as your sales representative or someone else you name) exercise transfers or investment allocations on your behalf. Third-party transfers and allocations are subject to the same rules as all other transfers and allocations. You can make this election on the application or by sending us Written Notice. Please note that any person or entity you authorize to make transfers or allocations on your behalf, including any investment advisory, asset allocation, money management or timing service, does so independently from any agency relationship they may have with us for the sale of the Policies. They are accountable to you alone for such transfers or allocations. We are not responsible for such transfers or allocations on your behalf, or recommendations to you, by such third-party services. You should be aware that fees charged by such third-party services for their service are separate from and in addition to fees paid under the Policy.

               Systematic Transfer Programs are intended to result in the purchase of more Accumulation Units when a portfolio's value is low, and fewer units when its value is high. However, there is no guarantee that such a program will result in a higher Policy value, protect against a loss, or otherwise be successful.

|_|     SYSTEMATIC TRANSFER PROGRAMS

O       DOLLAR COST AVERAGING PROGRAM

     Dollar Cost Averaging allows you to automatically transfer, on a periodic basis, a set dollar amount or percentage from the Ameritas Money Market Subaccount or the Fixed Account to any other Subaccount(s) or the Fixed Account. Requested percentages are converted to a dollar amount. You can begin Dollar Cost Averaging when you purchase the Policy or later. You can increase or decrease the amount or percentage of transfers or discontinue the program at any time.


Overture Medley
                                     - 18 -

        DOLLAR COST AVERAGING RULES:
          o    There is no  additional  charge  for the  Dollar  Cost  Averaging program.
          o We must receive notice of your election and any changed instruction - either Written Notice, by telephone transaction instruction, or by internet when available.
          o    Automatic transfers can only occur monthly.
          o The minimum transfer amount out of the Ameritas Money Market portfolio or the Fixed Account is the lesser of $250 or the balance in the Subaccount or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the Fixed Account value at the time Dollar Cost Averaging is established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited. There is no maximum transfer amount limitation applicable to any of the Subaccounts.
          o Dollar Cost Averaging program transfers cannot begin before the end of a Policy's "right to examine" period.
          o You may specify that transfers be made on the 1st through the 28th day of the month. Transfers will be made on the date you specify (or if that is not a Business Day, then on the next
               Business Day). If you do not select a date, the program will begin on the next Policy monthly anniversary following the date the Policy's "right to examine" period ends.
          o You can limit the number of transfers to be made, in which case the program will end when that number has been made. Otherwise, the program will terminate when the amount remaining in the Ameritas Money Market portfolio or the Fixed Account is less than $100.

O       PORTFOLIO REBALANCING PROGRAM
        The Portfolio Rebalancing program allows you to rebalance your Policy value among designated Subaccounts only as you instruct. You may change your rebalancing allocation instructions at any time. Any change will be effective when the next rebalancing occurs.

        PORTFOLIO REBALANCING PROGRAM RULES:
          o    There  is no  additional  charge  for the  Portfolio  Rebalancing program.
          o    The Fixed Account is excluded from this program.
          o You must request the rebalancing program, give us your rebalancing instructions, or request to end this program either by Written Notice, by telephone transaction instruction, or by internet when available.
          o You may have rebalancing occur quarterly, semi-annually or annually.

        The Portfolio Rebalancing program does not protect against a loss and may not achieve your investment goal.

O       EARNINGS SWEEP PROGRAM
        The Earnings Sweep program allows you to rebalance earnings from your Subaccounts among designated investment options (Subaccounts or the Fixed Account), either based on your original Policy allocation of premiums or pursuant to new allocation instructions. You may change your Earnings Sweep program rebalancing allocation instructions at any time. Any change will be effective when the next rebalancing occurs.

        EARNINGS SWEEP PROGRAM RULES:
          o    There is no additional charge for the Earnings Sweep program.
          o    The Fixed Account is included in this program.
          o You must request the Earnings Sweep program, give us your rebalancing instructions, or request to end this program either by Written Notice, by telephone transaction instruction, or by internet when available.
          o You may rebalance your earnings quarterly, semi-annually or annually.

        The Earnings Sweep program does not protect against a loss and may not achieve your investment goal.


Overture Medley
                                     - 19 -


FEES                    (> = BASE POLICY FEE;  X = OPTIONAL FEATURE FEE)
--------------------------------------------------------------------------------------------------------

        The following repeats and adds to information provided in the FEE TABLES section. Please review both prospectus sections for information on fees.

|_|     WITHDRAWAL CHARGE
                                                   YEARS SINCE RECEIPT OF PREMIUM
(% OF EACH PREMIUM WITHDRAWN)             1      2     3      4      5     6      7     8      9     10+
--------------------------------------------------------------------------------------------------------
> Base Policy 9-Year Withdrawal Charge    8%    8%     8%    7%     7%     6%    5%     4%    2%     0%
X Optional 7-Year Withdrawal Charge       7%    6%     5%    4%     3%     2%    1%     0%     -      -
X Optional 5-Year Withdrawal Charge       7%    7%     6%    4%     2%     0%     -     -      -      -

        We will deduct a withdrawal charge from Policy value upon a full surrender or partial withdrawal, and also from any Policy value paid out due to the Owner's death while withdrawal charges apply. We may also deduct a withdrawal charge from Policy value on the date annuity income payments begin from amounts applied to provide annuity payments. We do not assess a withdrawal charge on premiums after the second year since receipt that are then applied to the Life or Joint and Last Survivor annuity income options. This charge partially covers our distribution costs, including commissions and other promotional costs. Any deficiency is met from our general account, including amounts derived from the mortality and expense risk charge.
        The amount of a partial withdrawal or annuitization you request plus any withdrawal charge is deducted from the Policy value on the date we receive your withdrawal request. Partial withdrawals (including any charge) are deducted from the Subaccounts and the Fixed Account on a pro rata basis, unless you instruct us otherwise. The oldest premium is considered to be withdrawn first, the next oldest premium is considered to be withdrawn next, and so on (a "first-in, first-out" procedure). All premiums are deemed to be withdrawn before any earnings.

        X OPTIONAL WITHDRAWAL CHARGE FEATURES
        The optional withdrawal charge features carry the following additional current fees which are deducted monthly from Policy value to equal this annual percentage of Policy value: 0.30% for the Optional 7-Year Withdrawal Charge (guaranteed to never exceed 0.40%), and 0.45% for the Optional 5-Year Withdrawal Charge (guaranteed to never exceed 0.60%). Your election of one of the optional withdrawal charge features must be made at issue of the Policy, and only if you are not older than age 70 at issue of the Policy.

o       X OPTIONAL FREE WITHDRAWAL FEATURES
        The base Policy does NOT have any free withdrawal features (allowing withdrawals not subject to a withdrawal charge). Two optional free withdrawal features are available: See the prospectus' POLICY DISTRIBUTIONS: WITHDRAWALS section of this prospectus for details about these features. These optional features have current fees which are deducted monthly from Policy value to equal this annual percentage of Policy value: 0.05% for the Optional 10% Free Withdrawal Privilege (guaranteed to never exceed 0.15%), and 0.20% for the Optional 15%/Carryover Free Withdrawal Privilege (guaranteed to never exceed 0.40%).

|_|     MORTALITY AND EXPENSE FEE

         > We impose a daily fee to compensate us for the mortality and expense risks we have under the Policy. This fee is currently equal to an annual rate of 0.60% of the value of the net assets in the Separate Account, and is guaranteed to never exceed an annual rate of 0.75%. This fee is reflected in the Accumulation Unit values for each Subaccount.

        Our MORTALITY RISK arises from our obligation to make annuity payments and to pay death benefits prior to the Annuity Date. The mortality risk we assume is that annuitants will live longer than we project, so our cost in making annuity payments will be higher than projected. However, an annuitant's own longevity, or improvement in general life expectancy, will not affect the periodic annuity payments we pay under your Policy. Another mortality risk we assume is that at your death the death benefit we pay will greater than the Policy value.


Overture Medley
                                     - 20 -

        Our EXPENSE RISK is that our costs to administer your Policy will exceed the amount we collect through administrative charges.

        If the mortality and expense risk charge does not cover our costs, we bear the loss, not you. If the charge exceeds our costs, the excess is our profit. If the withdrawal charge does not cover our Policy distribution costs, the deficiency is met from our general account assets, which may include amounts, if any, derived from this mortality and expense risk charge.

|_|     ADMINISTRATIVE FEES

        Administrative fees help us cover our cost to administer your Policy.

        ADMINISTRATIVE EXPENSE FEE
        > This fee is currently equal to an annual rate of 0.15% of the value of the net assets in the Separate Account, and is guaranteed to never exceed an annual rate of 0.25%. This fee is reflected in the Accumulation Unit values for each Subaccount.

        ANNUAL POLICY FEE
        > Currently $0. We reserve the right to charge an annual Policy fee not to exceed $40.

        X The optional Minimum Premium feature has a current annual Policy fee of $36.

        Any Policy Fee is deducted from your Policy value on the last Business Day of each Policy Year and upon a complete surrender. This fee is levied by canceling Accumulation Units. It is deducted from each Subaccount in the same proportion that the value in each Subaccount bears to the total Policy value in the Separate Account. We currently waive any Policy Fee if the Policy value is at least $50,000.

|_|     TRANSFER FEE

         > The first 15 transfers per Policy Year from Subaccounts or the Fixed Account are free. A transfer fee of $10 may be imposed for any transfer in excess of 15 per Policy Year. The transfer fee is deducted pro rata from each Subaccount (and, if applicable, the Fixed Account) in which the Owner is invested.

|_|     TAX CHARGES

         > Some states and municipalities levy a tax on annuities, currently ranging from 0% to 1.25% of your premiums. These tax rates, and the timing of the tax, vary and may change. Depending upon when any tax is paid by us in the state governing your Policy, we deduct a charge for the tax (except in Oregon) either (a) from premiums as they are received, (b) upon surrender of the Policy,
(c) upon your death, or (d) upon applying the Policy proceeds to an annuity income option.

        No charges are currently made for taxes other than premium taxes. We reserve the right to levy charges in the future for taxes or other costs resulting from taxes that we determine are properly attributable to the Separate Account.

|_|     FEES CHARGED BY THE PORTFOLIOS

         > Each Subaccount's underlying portfolio has investment advisory fees and expenses. They are set forth in this prospectus' FEE TABLE section and described in more detail in each fund's prospectus. A portfolio's fees and expenses are not deducted from your Policy value. Instead, they are reflected in the daily value of portfolio shares which, in turn, will affect the daily Accumulation Unit value of the Subaccounts. These fees and expenses help to pay the portfolio's investment adviser and operating expenses.

Overture Medley
                                     - 21 -

|_|     OPTIONAL FEATURES' FEES

Each of the optional features is principally described in the prospectus sections noted below:

OPTIONAL FEATURE                          PROSPECTUS SECTION WHERE IT IS COVERED

X Optional Minimum                        IMPORTANT POLICY PROVISIONS:
    Initial Premium feature                  Policy Application and Issuance

X Optional Withdrawal Charge Periods      POLICY DISTRIBUTIONS: Withdrawals

X Optional Free Withdrawal
      Privilege feature                   POLICY DISTRIBUTIONS: Withdrawals

X Optional Guaranteed Minimum
    Death Benefit features                POLICY DISTRIBUTIONS: Death Benefits

Charges for each of the optional features are shown in this prospectus' FEE TABLES section.




------------------------
WAIVER OF CERTAIN FEES

        When the Policy is sold in a manner that results in savings of sales or administrative expenses, we reserve the right to waive all or part of any fee we charge (excluding fees charged by the portfolios) under the Policy. Factors we consider include one or more of the following: size and type of group to whom the Policy is issued; amount of expected premiums; relationship with us (employee of us or an affiliated company, receiving distributions or making transfers from other policies we or one of our affiliates issue, or transferring amounts held under qualified retirement plans we or one of our affiliates sponsor); type and frequency of administrative and sales services provided; or level of annual maintenance fee and withdrawal charges. In an exchange of another policy we or an affiliated company issued and where the withdrawal charge has been waived, the withdrawal charge for this Policy may be determined based on the dates premiums were received in the prior policy.

        Any fee waiver will not be discriminatory and will be done according to our rules in effect at the time the Policy is issued. We reserve the right to change these rules. The right to waive any fees may be subject to state approval.



Overture Medley
                                     - 22 -

POLICY DISTRIBUTIONS                               ( X = OPTIONAL FEATURE)
--------------------------------------------------------------------------------


        There are several ways to take all or part of your investment out of your Policy, both before and after the Annuity Date. Tax penalties and withdrawal charges may apply to amounts taken out of your Policy before the Annuity Date. Your Policy also provides a death benefit (including, for an additional charge, several optional feature guaranteed minimum death benefits) that may be paid upon your death prior to the Annuity Date. All or part of a death benefit may be taxable.

                                         Withdrawals may be subject to:
                                             -   Income Tax
                                             -   Penalty Tax
                                             -   Withdrawal Charge
                                             -   Premium Tax Charge
                                         Even so-called "free" withdrawals may
                                         be subject to the tax charges.


|_| WITHDRAWALS

    You may withdraw, by Written Notice, all or part of your Policy's Cash Surrender Value prior to the Annuity Date. Amounts withdrawn (except for optional feature "free" partial withdrawals you may have elected, described below) are subject to a withdrawal charge. Following a full surrender of the Policy, or at any time the Policy value is zero, all your rights in the Policy end. Total surrender requires you to return your Policy to us.

    Premiums are deemed to be withdrawn before any earnings; this means that there may be no withdrawal charge if the amount of the withdrawal is less than or equal to premiums received at least "x" years prior to the withdrawal and not considered having been previously withdrawn, where "x" is the number of years in the withdrawal charge period. The oldest premium is considered withdrawn first, the next oldest premium is considered withdrawn next, and so on (a first-in, first-out" procedure).

          WITHDRAWAL RULES
          o Withdrawals must be by Written Notice. A request for a systematic withdrawal plan must be on our form and must specify a date for the first payment, which must be at least 30 days after we receive the form.
          o    Minimum withdrawal is $250 from any investment option.
          o We may treat any partial withdrawal that leaves a Policy value of less than $1,000 as a complete surrender of the Policy.
          o Withdrawal results in cancellation of Accumulation Units from each applicable Subaccount and deduction of Policy value from any Fixed Account option in the ratio that the value of each such investment option bears to the Policy value (i.e., pro rata from each applicable investment option). If you do not specify which investment option(s) to take the withdrawal from, it will be taken from each investment option in the proportion that the Policy value in each investment option bears to the total Policy value.
          o The total amount paid to you upon total surrender of the Policy (taking any prior partial withdrawals into account) may be less than the total premiums made, because a withdrawal charge or premium tax charge may apply to withdrawals, and because you bear the investment risk for all amounts you allocate to the Separate Account.
          o Unless you give us Written Notice not to withhold taxes from a withdrawal, we must withhold 10% of the taxable amount withdrawn to be paid as a federal tax, as well as any amounts required by state laws to be withheld for state income taxes.

o       SYSTEMATIC WITHDRAWAL PLAN
        The systematic withdrawal plan allows you to automatically withdraw payments of a pre-determined dollar amount or fixed percentage of Policy value from a specified investment option monthly, quarterly, semi-annually or annually. We can support and encourage your use of electronic fund transfer of systematic withdrawal plan payments to an account of yours that you specify to us. The fixed dollar amount of systematic withdrawals may be calculated in support of Internal Revenue Service minimum distribution requirements over the lifetime of the Annuitant. No systematic withdrawal may be established after the 28th of each month. Although this plan mimics annuity payments, each distribution is a withdrawal that may be taxable and subject to the charges and expenses described above; you may wish to consult a tax advisor before requesting this plan.


Overture Medley
                                     - 23 -

o       X OPTIONAL "FREE" WITHDRAWAL FEATURES
        You may elect one of two  optional  "free"  withdrawal  features,  for a charge. For information about the charge for these features, see this prospectus' FEES and FEE TABLES sections. Your election must be made at issue of the Policy, and only if you are then not older than age 70. Both of these optional features change how Policy value is considered to be withdrawn by considering earnings to be withdrawn before any premium is withdrawn; this means that there may be no withdrawal charge if the amount of the withdrawal is less than or equal to earnings plus premiums received at least "x" years prior to the withdrawal and not considered having been previously withdrawn, where "x" is the number of years in the withdrawal charge period.

        X OPTIONAL 10% "FREE" WITHDRAWAL FEATURE.
          --------------------------------------
        This optional feature allows you to withdraw, each Policy Year, up to 10% of your Policy value without deduction of a withdrawal charge. Under this option, Policy value is considered withdrawn on the same basis as in the base Policy (first premiums on a first-in first-out basis, then earnings). The 10% amount is determined when the first withdrawal is made that Policy year. Additional premiums contributed later in that Policy year are not included in determining the 10% amount. If you do not withdraw the 10% amount in a Policy Year, you may NOT carry forward the unused "free" withdrawal amount into the next Policy Year.

        X OPTIONAL 15% "FREE" WITHDRAWAL WITH CARRYOVER PRIVILEGE FEATURE.
          ---------------------------------------------------------------
        This optional feature allows you to withdraw, each Policy Year, up to the greater of 15% of your Policy value or any of your accumulated Policy earnings without deduction of a withdrawal charge. (Accumulated Policy earnings are the excess of the Policy value over the net of premiums paid less any previous withdrawals of premium.) Under this option, earnings are considered withdrawn before premium, and premium is considered withdrawn on a first-in first-out basis. The 15% amount is determined when the first withdrawal is made that Policy Year. Additional premiums contributed later in that Policy year are not included in determining the 15% amount. However, any partial withdrawal in excess of the accumulated Policy earnings may be subject to a withdrawal charge if: (i) the partial withdrawal is in excess of 30% of the Policy value at the time of withdrawal, and (ii) includes premium subject to a withdrawal charge. This withdrawal charge will be determined based on the relationship of the amount of principal withdrawn to the net amount of principal remaining in the Policy after any previous withdrawals. If you do not withdraw the 15% amount in a Policy Year, you may carry forward the unused "free" withdrawal amount into the next Policy Year.

|_| DEATH BENEFITS
                    A death benefit is payable upon:
                      - your Policy being in force;
                      - receipt of Due Proof of Death of the first
                        Owner to die;
                      - election of an annuity income option; and
                      - proof that the Owner died before any annuity
                        payments begin.

                    "DUE PROOF OF DEATH" is a certified copy of a death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, a written statement by the attending physician, or any other proof satisfactory to us.

     We will pay the death benefit after we receive Due Proof of Death of an Owner's death or as soon thereafter as we have sufficient information about the beneficiary to make the payment. Death benefits may be paid pursuant to an annuity income option to the extent allowed by applicable law and any settlement agreement in effect at your death. If the beneficiary does not make an annuity income option election within 60 days of our receipt of Due Proof of Death, we will issue a lump-sum payment to the beneficiary.

     If an Owner of the Policy is a corporation, trust or other non-individual, we treat the primary annuitant as an Owner for purposes of the death benefit. The "primary annuitant" is that individual whose life affects the timing or the amount of the death benefit payout under the Policy. A change in the primary annuitant will be treated as the death an Owner.

     If the annuitant is an Owner or joint Owner, the annuitant's death is treated as the Owner's death.

     If the annuitant is not an Owner and the annuitant dies before the Annuity Date, the Owner may name a new annuitant if such Owner(s) is not a corporation or other non-individual or if such Owner is the trustee of an Internal Revenue Code Section 401(a) retirement plan. If the Owner does not name a new annuitant, the Owner will become the annuitant.


Overture Medley
                                     - 24 -

     If your spouse is the Policy beneficiary, annuitant, or a joint Owner, special tax rules apply. See the IRS REQUIRED DISTRIBUTION UPON OWNER'S DEATH section below.

     We will deduct any applicable premium tax not previously deducted from the death benefit payable.

o STANDARD DEATH BENEFIT
     Upon any Owner's death before the Annuity Date, the Policy will end, and we will pay a death benefit to your beneficiary. The death benefit equals the largest of:
        - your Policy value (without deduction of the withdrawal charge) on the later of the date we receive Due Proof of Death or an annuity income option election less any charge for applicable premium taxes; or
        -  the sum of net premiums, less partial withdrawals.

        Upon any Owner's death on or after the Annuity Date and before all proceeds have been paid, no death benefit is payable, but any remaining proceeds will be paid to the designated annuity benefit payee based on the annuity income option in effect at the time of death.

o       IRS REQUIRED DISTRIBUTION
        Federal law requires that if your Policy is tax non-qualified and you die before the Annuity Date, then the entire value of your Policy must be distributed within 5 years of your death. Therefore, any death benefit must be paid within 5 years after your death. The 5-year rule does not apply to that portion of the proceeds which (a) is for the benefit of an individual Beneficiary; and (b) will be paid over the lifetime or the life expectancy of that Beneficiary as long as payments begin not later than one year after the date of your death. Special rules may apply to your surviving spouse. The Statement of Additional Information has a more detailed description of these rules. Other required distribution rules apply to tax-qualified Policies and are described in this prospectus' APPENDIX C.

O       X OPTIONAL GUARANTEED MINIMUM DEATH BENEFIT FEATURES
        You may elect one of three optional Guaranteed Minimum Death Benefit features, for a charge. Your election must be made when the Policy is issued, and only if you and the Annuitant are then not older than age 70. Your election cannot be changed or revoked. Each feature ends at your age 85. Under these features, if the Owner is not a natural person, you cannot change the annuitant after the guaranteed minimum death benefit feature is elected. Each of the options provides the opportunity to enhance the Policy's death benefit if Subaccount underlying portfolios should sharply decrease in value. See this prospectus' FEES and FEE TABLES sections for information on the charge for these optional features.

        X OPTIONAL "PERIODIC STEP-UP" GUARANTEED MINIMUM DEATH BENEFIT
        At Policy issue, the guaranteed minimum death benefit amount is the amount of the initial premium. Thereafter, the guaranteed minimum death benefit amount for a given Policy Year is equal to the greater of:
           (a) the Policy value at the time Due Proof of Death is received,
           (b) the sum of premiums paid less withdrawals, or
           (c) the guaranteed minimum death benefit on the Policy Anniversary when the most recent death benefit "step-up occurred.
The "step-up" interval is stated in your Policy's schedule page for this feature. For your attained ages 80-85, the guaranteed minimum death benefit amount is the guaranteed minimum death benefit on your 80th birthday adjusted by adding subsequent premiums paid and subtracting withdrawals made. After your 85th birthday, the guaranteed minimum death benefit is $0, so that the death benefit is just the standard death benefit available under the Policy.

        X OPTIONAL 5% ROLL-UP GUARANTEED MINIMUM DEATH BENEFIT
        At Policy issue, the guaranteed minimum death benefit amount is the amount of the initial premium. Thereafter, the guaranteed minimum death benefit amount for a given Policy Year is equal to the greater of:
           (a) the current Policy value, or
           (b) the total premiums paid less withdrawals (net premiums) accumulated at 5% simple interest, up to a maximum of 200% of net premiums.
For your attained ages 80-85, the guaranteed minimum death benefit amount is the guaranteed minimum death benefit on your 80th birthday adjusted by adding subsequent premiums paid and subtracting withdrawals made. After your 85th birthday, the guaranteed minimum death benefit is $0, so that the death benefit is just the standard death benefit available under the Policy.

Overture Medley
                                     - 25 -

        X OPTIONAL "GREATER OF" GUARANTEED MINIMUM DEATH BENEFIT
        At Policy issue, the guaranteed minimum death benefit amount is the amount of the initial premium. Thereafter, the guaranteed minimum death benefit amount for a given Policy Year is equal to the greater of the guaranteed minimum death benefit amount payable under either the optional Annual Ratchet guaranteed minimum death benefit feature, or the optional 5% Roll-up guaranteed minimum death benefit feature.

O       TABLE ILLUSTRATING BENEFITS UPON DEATH
        The following tables illustrate benefits payable, if any, upon death of a party to the Policy for most, but not necessarily all, situations. The terms of any Policy rider or qualified plan funded by the Policy may change this information. Please consult your own legal and tax advisor for advice. You may contact us for more information.

                        If death occurs before the Annuity Date:

  If the
  deceased is ...    and ...               and ...           then the ...

 ------------------- --------------------- ----------------- -----------------------------------
  any Policy owner   - - -                 - - -             Policy beneficiary receives the
                                                             death benefit.
 ------------------- --------------------- ----------------- -----------------------------------
  any Policy owner   there is no           the beneficiary   surviving spouse may elect to
                     surviving joint       is the Policy     become the Policy owner and
                     Policy owner or it    owner's           continue the Policy, or may have
                     is the deceased       surviving spouse  the Policy end and receive the
                     owner's spouse                          death benefit.
 ------------------- --------------------- ----------------- -----------------------------------
  the annuitant      a Policy Owner is     there is no       the Policy continues with the
                     living                named             Policy Owner as the Policy
                                           contingent or     annuitant unless the Owner names
                                           joint annuitant   a new annuitant.
 ------------------- --------------------- ----------------- -----------------------------------
  the annuitant      the Policy Owner is   - - -             the annuitant's death is treated
                     a non-person                            as a Policy Owner's death.
 ------------------- --------------------- ----------------- -----------------------------------
  an annuitant       a Policy Owner is     the contingent    contingent annuitant becomes the
                     living                or joint          annuitant, and the Policy
                                           annuitant is      continues.
                                           living
 ------------------- --------------------- ----------------- -----------------------------------


                     If death occurs on or after the Annuity Date:

 If the
 deceased is ...     and ...           then the ...

 ------------------- ----------------- ---------------------------------------------------------
 any Policy Owner    there is a        surviving Policy Owner remains as Owner for purposes of
                     living joint      distributing any remaining Policy proceeds pursuant to
                     Owner, and        the annuity income option then in effect.  If the
                     the annuitant     annuity benefit payee was the deceased Policy wner,
                     is living         the surviving Owner receives the proceeds.  If the
                                       payee is other than the deceased Owner, proceeds
                                       continue to be paid to the payee until the payee's
                                       death, then are paid to the Policy beneficiary.
 ------------------- ----------------- ---------------------------------------------------------
 any Policy Owner    there is no       Policy beneficiary becomes the Policy Owner for
                     surviving joint   purposes of distributing any remaining Policy proceeds
                     Owner, and        pursuant to the annuity income option then in effect.
                     the annuitant     If the annuity benefit payee was the Owner, then the
                     is living         Policy beneficiary receives the proceeds.  If the payee
                                       is other than the Owner, proceeds continue to be paid
                                       to the payee until the payee's death, then are paid to
                                       the Policy beneficiary.
 ------------------- ----------------- ---------------------------------------------------------
 any Policy          any Policy        Policy Owner (or other named payee) receives
 annuitant           Owner is living   distribution of any remaining Policy proceeds pursuant
                                       to the annuity income option then in effect.
 ------------------- ----------------- ---------------------------------------------------------
 annuitant           the annuitant     Policy beneficiary becomes the Policy Owner for
                     is also the       purposes of distributing any remaining Policy proceeds
                     Policy Owner      pursuant to the annuity income option then in effect.
                                       If the annuity benefit payee was the Owner, then the
                                       Policy beneficiary receives the proceeds.  If the payee
                                       is other than the Owner, proceeds continue to be paid
                                       to the payee until the payee's death, then are paid to
                                       the Policy beneficiary.
 ------------------- ----------------- ---------------------------------------------------------


Overture Medley
                                     - 26 -

|_|     ANNUITY INCOME PHASE

                    Annuity payments:
                        - require investments to be allocated to our
                          general account, so are not variable.
                        - may be subject to a withdrawal charge.
                        - may be taxable and, if premature, subject
                          to a tax penalty

    A primary function of an annuity contract, like this Policy, is to provide annuity payments to the payee(s) that you name. You will receive the annuity benefits unless you designate another payee(s). The level of annuity payments is determined by your Policy value, the annuitant's sex (except where prohibited by law) and age, and the annuity income option selected. All or part of your Policy Cash Surrender Value may be placed under one or more annuity income option.

    Annuity payments may be subject to a withdrawal charge. A withdrawal charge is not applied on the Annuity Date for premiums applied after the second year since receipt to the Life or Joint and Last Survivor annuity income options. However, the withdrawal charge does apply to Policy value placed under other annuity income options.

    Annuity payments must be made to individuals receiving payments on their own behalf, unless otherwise agreed to by us. Any annuity income option is only effective once we acknowledge it. We may require initial and ongoing proof of the Owner's or annuitant's age or survival. Unless you specify otherwise, the payee is the Owner.

    Payments under the annuity income options are FIXED ANNUITY PAYMENTS based on a fixed rate of interest at or higher than the minimum effective annual rate which is guaranteed to yield 3% on an annual basis. We have sole discretion whether or not to pay a higher interest rate for annuity income options 1, 2, or 3 (see below). Current immediate annuity rates for options 4 or 5 for the same class of annuities are used if higher than the guaranteed amounts (guaranteed amounts are based upon the tables contained in the Policy). The guaranteed amounts are based on the 1983 Table "a" Individual Annuity Table projected 17 years, and an interest rate which is guaranteed to yield 3% on an annual basis. Current interest rates, and further information, may be obtained from us. The amount of each fixed annuity payment is set and begins on the Annuity Date, and does not change.

o   WHEN ANNUITY INCOME PAYMENTS BEGIN
    You select the Annuity Date by completing an election form that you can request from us at any time. This date may not be any earlier than the fifth Policy anniversary. If you do not specify a date, the Annuity Date will be the later of the Policy Anniversary nearest the annuitant's 85th birthday or the fifth Policy Anniversary. Tax-qualified Policies may require an earlier Annuity Date. You may change this date by sending Written Notice for our receipt at least 30 days before the then current Annuity Date.


o   SELECTING AN ANNUITY INCOME OPTION

                    The longer the guaranteed or projected annuity income option period, the lower the amount of each annuity payment.

    You choose the annuity income option by completing an election form that you can request from us at any time. You may change your selection during your life by sending Written Notice for our receipt at least 30 days before the date annuity payments are scheduled to begin. If no selection is made by then, we will apply the Policy Cash Surrender Value to make annuity payments under annuity income option 4 providing lifetime income payments.
    If you die before the Annuity Date (and the Policy is in force), your beneficiary may elect to receive the death benefit under one of the annuity income options (unless applicable law or a settlement agreement dictate otherwise).


Overture Medley
                                     - 27 -

o   ANNUITY INCOME OPTIONS
    Once fixed annuity payments under an annuity income option begin, they cannot be changed. (We may allow the beneficiary to transfer amounts applied under options 1, 2 or 3 to option 4 or 5 after the Annuity Date. However, we reserve the right to discontinue this practice.) When the Owner dies, we will pay any unpaid guaranteed payments to your beneficiary. Upon the last payee's death, we will pay any unpaid guaranteed payments to that payee's estate.
    NOTE: UNLESS YOU ELECT AN ANNUITY INCOME OPTION WITH A GUARANTEED PERIOD OR OPTION 1, IT IS POSSIBLE THAT ONLY ONE ANNUITY PAYMENT WOULD BE MADE UNDER THE ANNUITY OPTION IF THE ANNUITANT DIES BEFORE THE DUE DATE OF THE SECOND ANNUITY PAYMENT, ONLY TWO ANNUITY PAYMENTS WOULD BE MADE IF THE ANNUITANT DIED BEFORE THE DUE DATE OF THE THIRD ANNUITY PAYMENT, ETC.
    Part or all of any annuity payment may be taxable as ordinary income. If, at the time annuity payments begin, you have not given us Written Notice to not withhold federal income taxes, we must by law withhold such taxes from the taxable portion of each annuity payment and remit it to the Internal Revenue Service. (Withholding is mandatory for certain tax-qualified Policies.)
    We may pay your Policy proceeds to you in one sum if they are less than $1,000, or when the annuity income option chosen would result in periodic payments of less than $20. If any annuity payment would be or becomes less than $20, we also have the right to change the frequency of payments to an interval that will result in payments of at least $20. In no event will we make payments under an annuity option less frequently than annually.

    The annuity income options are:

(1) INTEREST PAYMENT. While proceeds remain on deposit, we annually credit interest to the proceeds. The interest may be paid to the payee or added to the amount on deposit.

(2) DESIGNATED AMOUNT ANNUITY. Proceeds are paid in monthly installments of a specified amount over at least a 5-year period until proceeds, with interest, have been fully paid.

(3) DESIGNATED PERIOD ANNUITY. Proceeds are paid in monthly installments for the specified period chosen. Monthly incomes for each $1,000 of proceeds, which include interest, are illustrated by a table in the Policy.

(4) LIFETIME INCOME ANNUITY. Proceeds are paid as monthly income during the annuitant's life. Variations provide for guaranteed payments for a period of time.

(5) JOINT AND LAST SURVIVOR LIFETIME INCOME ANNUITY. Proceeds are paid as monthly income during the joint annuitants' lives and until the last of them dies.

(6) LUMP SUM.  Proceeds are paid in one sum.


Overture Medley
                                     - 28 -

FEDERAL TAX MATTERS
--------------------------------------------------------------------------------

        The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax advisor. No attempt is made to consider any applicable state tax or other tax laws, or to address any federal estate, or state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Policy. This discussion of federal income tax consideration relating to the Policy is based upon our understanding of laws as they now exist and are currently interpreted by the Internal Revenue Service ("IRS").

        When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money - generally for retirement purposes. If you invest money (generally on a pre-tax basis) in an annuity as part of a pension or retirement plan that is subject to requirements and may have additional benefits under the Internal Revenue Code beyond those generally applicable to annuities (e.g., "qualified plan" such as IRAs, TSAs, and the like), your contract is called a "Qualified Policy." Other annuities, in which already taxed money is invested (other than as part of a qualified plan which can accept after-tax deposits), are referred to as a "Nonqualified Policy." The tax rules applicable to Qualified Policies vary according to the type of retirement plan and the terms and conditions of the plan.

|_|     TAXATION OF NONQUALIFIED POLICIES

        If a non-natural person (e.g., a corporation or a trust) owns a Nonqualified Policy, the taxpayer generally must include in income any increase in the excess of the Policy value over the investment in the Policy (generally, the premiums paid for the Policy) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

        THE FOLLOWING DISCUSSION GENERALLY APPLIES TO POLICIES OWNED BY NATURAL PERSONS.

O WITHDRAWALS. When a withdrawal from a Nonqualified Policy occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Policy value immediately before the distribution over the Owner's investment in the Policy (generally, the premiums paid for the Policy, reduced by any amount previously distributed from the Policy that was not subject to tax) at that time. In the case of a surrender under a Nonqualified Policy, the amount received generally will be taxable only to the extent it exceeds the Owner's investment in the Policy.

o PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution from a Nonqualified Policy, there may be imposed a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:
  -    made on or after the taxpayer reaches age 59 1/2;
  -    made on or after an Owner's death;
  -    attributable to the taxpayer's becoming disabled; or
  - made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.

  Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. You should consult a tax adviser with regard to exceptions from the penalty tax.

o ANNUITY PAYMENTS. Although tax consequences may vary depending on the annuity income option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non- taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Policy ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Policy has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

o TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from the Policy because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Policy, or (ii) if distributed under an annuity income option, they are taxed in the same way as annuity payments.


Overture Medley
                                     - 29 -

o TRANSFERS, ASSIGNMENT OR EXCHANGES OF A POLICY. A transfer or assignment of ownership of the Policy, the designation of an annuitant, the selection of certain dates for annuity payments to begin, or the exchange of the Policy may result in certain tax consequences to you that are not discussed here. An Owner contemplating any such transfer, assignment, or exchange, should consult a tax advisor as to the tax consequences.

o WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

o WITHHOLDING FOR NON-RESIDENT ALIEN OWNERS. Generally, the amount of any payment of interest to an non-resident alien of the United States shall be subject to withholding of a tax equal to thirty (30%) percent of such amount or, if applicable, a lower treaty rate. A payment may not be subject to withholding where the recipient sufficiently establishes that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and such payment is included in the recipient's gross income.

o MULTIPLE POLICIES. All Non-Qualified deferred annuity contracts that are issued by us (or our affiliates) to the same Owner during any calendar year are treated as one annuity contract for purposes of determining the amount of gain includable in such Owner's income when a taxable distribution occurs.

o FURTHER INFORMATION. We believe that the Policy qualifies as an annuity contract for Federal income tax purposes and the above discussion is based on that assumption. Further details can be found in the Statement of Additional Information under the heading "Tax Status of the Policy."

|_|     TAXATION OF QUALIFIED POLICIES

        The tax rules applicable to Qualified Policies vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Policy may be subject to the terms of the retirement plan itself, regardless of the terms of the Policy. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Policy comply with the law. Also, you may wish to consult a tax and/or financial adviser regarding the use of the Policy within a qualified or other retirement plan, since the purchase of a Policy to fund a tax-qualified retirement account does not provide any additional tax deferred treatment of earning beyond the treatment provided by the tax-qualified retirement plan itself. However, the Policy does provide benefits such as lifetime income payments, family protection through death benefits, guaranteed fees and asset allocation models that many retirement plans do not provide.

o INDIVIDUAL RETIREMENT ACCOUNTS (IRAs), as defined in Section 408 of the Internal Revenue Code (Code), permit individuals to make annual contributions of up to the lesser of $2,000 or 100% of adjusted gross income. The contributions may be deductible in whole or in part, depending on the individual's income. Distributions from certain pension plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless certain exceptions apply. The Internal Revenue Service has not addressed in a ruling of general applicability whether a death benefit provision such as the optional guaranteed minimum death benefit provision(s) in the Policy comports with IRA qualification requirements.

o ROTH IRAS, as described in Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax and other special rules apply. The Owner may wish to consult a tax adviser before combining any converted amount with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exception) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

Overture Medley
                                     - 30 -

o CORPORATE PENSION AND PROFIT-SHARING PLANS under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant, or both may result if the Policy is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the Policy. The Policy includes guaranteed minimum death benefit options that in some cases may exceed the greater of the premiums or the Policy value. The standard death benefit could be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the death benefit may exceed this limitation, employers using the Policy in connection with such plans should consult their tax adviser.

o OTHER TAX ISSUES. Qualified Policies have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax advisor for more information about these distribution rules.

  Distributions from Qualified Policies generally are subject to withholding for the Owner's Federal Income Tax liability. The withholding rate varies according to the type of distribution and the Owner's tax status. The Owner will be provided the opportunity to elect not to have tax withheld from distributions.

  "Eligible rollover distributions" from section 401(a) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is the taxable portion of any distribution from such a plan, except certain distributions such as distributions required by the Code or distributions in a specified annuity form. The 20% withholding does not apply, however, if the Owner chooses a "direct rollover" from the plan to another tax-qualified plan or IRA.

|_|     POSSIBLE TAX LAW CHANGES

        Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

        We have the right to modify the Policy in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract Owners currently receive. We make no guarantee regarding the tax status of any Policy and do not intend the above discussion as tax advice.




Overture Medley
                                     - 31 -

MISCELLANEOUS
--------------------------------------------------------------------------------


|_|     ABOUT OUR COMPANY

RATINGS: A.M. BEST - A (EXCELLENT), 3rd highest rating of 15 categories. STANDARD & POOR'S - AA (VERY STRONG), 3rd highest rating of 21 categories for insurer financial strength. (THESE RATINGS DO NOT BEAR ON THE INVESTMENT PERFORMANCE OF ASSETS HELD IN THE SEPARATE ACCOUNT OR ON THE DEGREE OF RISK IN INVESTMENTS IN THE SEPARATE ACCOUNT.)

AWARD: 1999 DALBAR SERVICE AWARD for outstanding service to our annuity customers. DALBAR, Inc., an independent research firm, presents this award to acknowledge the highest tier of service success among the 42 financial service companies rated. We are proud to be just 1 of 7 companies to receive this award.

        Ameritas Variable Life Insurance Company issues the Policy described in this prospectus and is responsible for providing each Policy's insurance and annuity benefits. We are a stock life insurance company organized under the insurance laws of the State of Nebraska in 1983. We are an indirect majority-interest owned subsidiary of Ameritas Acacia Mutual Holding Company, the ultimate parent company of Ameritas Life Insurance Corp., Nebraska's oldest insurance company - in business since 1887, and Acacia Life Insurance Company, a District of Columbia domiciled company chartered by an Act of the United States Congress in 1869. In 1996, Ameritas Life entered into a joint venture with AmerUs Life Insurance Company (a merger of Central Life Assurance Company founded in 1896 and American Mutual Life Insurance Company founded in 1897). Both Ameritas Life and AmerUs now guarantee the obligations of Ameritas Variable Life through an agreement forming AMAL Corporation, a holding company that owns the common stock of Ameritas Variable Life. Our home office address is 5900 "O" Street, Lincoln, Nebraska, 68510. (See page 2 of this prospectus, or the cover page or last page for information on how to contact us.)

        We are engaged in the business of issuing life insurance and annuities throughout the United States (except Maine, New York and Vermont), with an emphasis on products with variable investment options in underlying portfolios.

|_|     DISTRIBUTION OF THE POLICIES

        Ameritas Investment Corp. ("AIC"), 5900 "O" Street, Lincoln, Nebraska 68510, is the principal underwriter of the Policies. Like us, AIC is also a direct subsidiary of AMAL Corporation, of which Ameritas Acacia Mutual Holding Company is the ultimate majority owner. AIC enters into contracts with various broker-dealers ("Distributors") to distribute Policies. All persons selling the Policy will be registered representatives of the Distributors, and will also be licensed as insurance agents to sell variable insurance products. AIC is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. Commissions paid to all distributors may be up to a total of 7.35% of premiums. We may also pay other distribution expenses such as production incentive bonuses. These distribution expenses do not result in any additional charges under the Policy other than those described in this prospectus' FEES section.


|_|     VOTING RIGHTS

        As required by law, we will vote the Subaccount shares in the underlying portfolios at regular and special shareholder meetings of the series funds pursuant to instructions received from persons having voting interests in the underlying portfolios. The underlying portfolios may not hold routine annual shareholder meetings.

        As a Policy Owner, you may have a voting rights in the portfolios whose shares underlie the Subaccounts you are invested in. You will receive proxy material, reports, and other materials relating to each underlying portfolio in which you have voting rights.


Overture Medley
                                     - 32 -

|_|     DISTRIBUTION OF MATERIALS

        We will distribute proxy statements, updated prospectuses and other materials to you from time to time. In order to achieve cost savings, we may send consolidated mailings to several owners with the same last name who share a common address or post office box.

|_|     ADVERTISING

        From time to time, we may advertise several types of performance for the Subaccount variable investment options. We may also advertise ratings, rankings or other information related to us, the Subaccounts or the underlying portfolios. Following is a description of types of performance reporting:

        TOTAL RETURN is the overall change in the value of an investment in a Subaccount variable investment option over a given period of time.
        STANDARDIZED AVERAGE ANNUAL TOTAL RETURN is calculated in accordance with SEC guidelines. This shows the percentage return on $1,000 invested in the Subaccounts over the most recent 1, 5 and 10 year periods. If the variable investment option was not available for the full period, we give a history from the date money was first received in that option. This return reflects deduction of all recurring Policy charges during each period (i.e. mortality and expense risk charges, annual Policy fees, administrative expenses, and any applicable withdrawal charges) as well as charges for the most expensive of each of the optional features. Our guaranteed maximum charges are used in standardized returns, rather than any current lower or waived fees.
        NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN may be for periods other than those required or may otherwise differ from standardized average annual total return. For example, if a Subaccount's underlying portfolio has been in existence longer than the Subaccount, we may show non-standardized performance for periods that begin on the inception date of the underlying portfolio, rather than the inception date of the Subaccount. Otherwise, non-standardized average annual total return is calculated in a similar manner as that stated above, except we do not include the deduction of any applicable withdrawal charge (e.g., we assume the Policy continues beyond the period shown), and some non-standardized returns may be based on Policy sizes where the Policy fee would be waived. Non-standardized returns may also assume none or only some of the optional features are elected, and may reflect our use of lower current fees or waiver of certain fees, rather than use our guaranteed maximum fees.

|_|     LEGAL PROCEEDINGS

        As of the date of this Prospectus, there are no proceedings affecting the Separate Account, or that are material in relation to our total assets.



Overture Medley
                                     - 33 -

APPENDIX A:  VARIABLE INVESTMENT OPTION PORTFOLIOS
--------------------------------------------------------------------------------


        The Separate Account Subaccount underlying portfolioss listed below are designed primarily as investments for variable annuity and variable life insurance policies issued by insurance companies. They are NOT publicly traded mutual funds available for direct purchase by you. THERE IS NO ASSURANCE THE INVESTMENT OBJECTIVES WILL BE MET.

        This information is just a summary for each underlying portfolio. You should read the series fund prospectus for an underlying portfolio for more information about that portfolio.

 ----------------------------------------------------------- -----------------------------------
 Separate Account Variable Investment Options:               Investment Objective:
       Investment Strategy
 ----------------------------------------------------------- -----------------------------------
 ALGER: offered through The Alger American Fund, advised by Fred Alger Management, Inc.
 -----------------------------------------------------------------------------------------------
   o   ALGER AMERICAN BALANCED PORTFOLIO                     Current Income and long-term
       Common stock of companies with growth                 capital growth
       potential and fixed-income securities.
 ----------------------------------------------------------- -----------------------------------
   o   ALGER AMERICAN LEVERAGED ALLCAP PORTFOLIO             Long-term capital growth
       Common stocks of companies with growth
       potential.
 ----------------------------------------------------------- -----------------------------------
 AMERICAN CENTURY: offered through American Century Variable Portfolios, Inc.;
                   advised by American Century Investment Management, Inc.
 -----------------------------------------------------------------------------------------------
   o   VP INCOME & GROWTH FUND                               Long-term capital growth.  Income
       Common stocks of U.S. companies.                      is secondary.
 ----------------------------------------------------------- -----------------------------------
 AMERITAS PORTFOLIOS: offered through Calvert Variable Series, Inc. Ameritas Portfolios;
       advised by Ameritas Investment Corp. (SUBADVISOR. See page 1 for Subadvisor's full name.)
 -----------------------------------------------------------------------------------------------
   o   AMERITAS GROWTH PORTFOLIO (FRED ALGER)                Long-term capital growth.
       Common stocks of large U.S. companies with
       broad product lines, markets, financial
       resources and depth of management.
 ----------------------------------------------------------- -----------------------------------
   o   AMERITAS INCOME & GROWTH PORTFOLIO                    High level of dividend income,
      (FRED ALGER)                                           with capital growth as a
       Dividend paying equity securities, preferably         secondary goal.
       with growth potential.
 ----------------------------------------------------------- -----------------------------------
   o   AMERITAS MIDCAP GROWTH PORTFOLIO (FRED ALGER)         Long-term capital growth.
       Common stocks of midsize U.S. companies with
       promising growth potential.
 ----------------------------------------------------------- -----------------------------------
   o   AMERITAS SMALL CAPITALIZATION PORTFOLIO               Long-term capital growth.
    (FRED ALGER)
       Common stocks of small, fast-growing U.S.
       companies that offer innovative products,
       services or technologies to a rapidly expanding
       marketplace.
 ----------------------------------------------------------- -----------------------------------
   o   AMERITAS MICRO CAP PORTFOLIO (BABSON)                 Long-term capital growth.
       Common stocks of small size U.S. companies.
 ----------------------------------------------------------- -----------------------------------
   o   AMERITAS MONEY MARKET PORTFOLIO (CALVERT)             Current income.
       Money market securities of domestic and foreign
       issuers.
 ----------------------------------------------------------- -----------------------------------
   o   AMERITAS EMERGING GROWTH PORTFOLIO (MFS Co.)          Long-term capital growth.
       Common stocks of emerging growth companies or
       related securities, including foreign
       securities.
 ----------------------------------------------------------- -----------------------------------
   o   AMERITAS GROWTH WITH INCOME PORTFOLIO (MFS Co.)       Current income, long-term growth
       Common stocks of companies or related                 of capital and income.
       securities, including foreign securities, to
       seek to provide income equal to 90% of the S&P
       500 Composite Index dividend yield.
 ----------------------------------------------------------- -----------------------------------

Overture Medley                                                                       Appendix
                                    - A: 1 -



   o   AMERITAS RESEARCH PORTFOLIO (MFS Co.)                 Long-term capital growth and
       Common stocks and related securities of               future income.
       companies with favorable prospects for
       long-term growth, attractive valuations,
       dominant or growing market share, and superior
       management.
 ----------------------------------------------------------- -----------------------------------
   o   AMERITAS SELECT PORTFOLIO (OAKMARK)                   Long-term capital growth.
       Common stocks of U.S. companies.
 ----------------------------------------------------------- -----------------------------------
   o   AMERITAS INDEX 500 PORTFOLIO (STATE STREET)           Results that correspond to the
       Common stocks of U.S. companies on the S&P 500        S&P 500 Index company common
       Index.                                                stocks.
 ----------------------------------------------------------- -----------------------------------
 CALVERT SOCIAL: offered through Calvert Variable Series, Inc. Calvert Social Portfolios;
                       advised by Calvert Asset Management Company
 -----------------------------------------------------------------------------------------------
   o   CVS SOCIAL BALANCED PORTFOLIO                         Income and capital growth through
       Mostly large-cap growth oriented common stock         social criteria screened
       of U.S. companies, with some bonds and money          investments.
       market instruments.
 ----------------------------------------------------------- -----------------------------------
   o   CVS SOCIAL INTERNATIONAL EQUITY PORTFOLIO             High total return through social
       Common stocks of mid to large cap companies.          criteria screened investments.
 ----------------------------------------------------------- -----------------------------------
   o   CVS SOCIAL MID CAP GROWTH PORTFOLIO                   Long-term capital growth through
       Common stocks of mid size companies.                  social criteria screened
                                                             investments.
 ----------------------------------------------------------- -----------------------------------
   o   CVS SOCIAL SMALL CAP GROWTH PORTFOLIO                 Long-term capital growth through
       Common stocks of small cap companies.                 social criteria screened
                                                             investments.
 ----------------------------------------------------------- -----------------------------------
 FIDELITY: offered through Variable Insurance Products: Service Class 2;
                       advised by Fidelity Management and Research Company.
 -----------------------------------------------------------------------------------------------
   o   VIP ASSET MANAGER PORTFOLIO                           High total return with reduced
       Allocated investments among stocks, bonds and         risk over the long-term.
       short-term/money market investments.
 ----------------------------------------------------------- -----------------------------------
   o   VIP ASSET MANAGER: GROWTH PORTFOLIO                   High total return.
       Allocated investments among stocks, bonds and
       short-term/money market investments.
 ----------------------------------------------------------- -----------------------------------
   o   VIP CONTRAFUND PORTFOLIO                              Long-term capital growth.
       Common stocks of companies whose value is not
       fully recognized.
 ----------------------------------------------------------- -----------------------------------
   o   VIP EQUITY INCOME PORTFOLIO                           Reasonable income.
       Income producing equity securities.
 ----------------------------------------------------------- -----------------------------------
   o   VIP GROWTH PORTFOLIO                                  Capital growth.
       Common stocks of companies with above average
       growth potential.
 ----------------------------------------------------------- -----------------------------------
   o   VIP HIGH INCOME PORTFOLIO                             High level of current income.
       High yielding fixed-income securities, while
       also considering growth of capital.
 ----------------------------------------------------------- -----------------------------------
   o   VIP INVESTMENT GRADE BOND PORTFOLIO                   High level of current income as
       U.S. Dollar-denominated investment-grade bonds        is consistent with preservation
       (medium and high quality).                            of capital.
 ----------------------------------------------------------- -----------------------------------
   o   VIP OVERSEAS PORTFOLIO                                Long-term capital growth.
       Securities of foreign companies, diversified
       across countries and regions.
 ----------------------------------------------------------- -----------------------------------

 INVESCO FUNDS: offered through INVESCO Variable Investment Funds, Inc.;
                advised by INVESCO Funds Group, Inc..
 -----------------------------------------------------------------------------------------------
   o   DYNAMICS FUND                                         Long-term capital growth.
       Common stocks of mid size companies.
 ----------------------------------------------------------- -----------------------------------

Overture Medley                                                                       Appendix
                                    - A: 2 -


 MFS: offered through MFS Variable Insurance Trust; advised by Massachusetts Financial
 Services Company
 -----------------------------------------------------------------------------------------------
   o   GLOBAL GOVERNMENTS SERIES                             Income and capital growth.
       U.S. and foreign government securities,
       corporate bonds, and mortgage-backed and
       asset-backed securities.
 ----------------------------------------------------------- -----------------------------------
   o   NEW DISCOVERIES SERIES                                Capital growth.
       Common stocks of smaller cap emerging growth
       companies that are early in their life cycle.
 ----------------------------------------------------------- -----------------------------------
   o   UTILITIES SERIES                                      Capital growth and current income.
       Equity and debt securities of U.S. and foreign
       companies (including emerging markets) in the
       utility industry.
 ----------------------------------------------------------- -----------------------------------
  MORGAN STANLEY: offered through Universal Institutional Funds, Inc.;
                  advised by Morgan Stanley Asset Management
 -----------------------------------------------------------------------------------------------
   o   EMERGING MARKETS EQUITY PORTFOLIO                     Long-term capital growth.
       Growth oriented equity securities of issuers in
       emerging market countries.
 ----------------------------------------------------------- -----------------------------------
   o   GLOBAL EQUITY PORTFOLIO                               Long-term capital growth.
       Equity securities of issuers throughout the
       world, including U.S. issuers.
 ----------------------------------------------------------- -----------------------------------
   o   INTERNATIONAL MAGNUM PORTFOLIO                        Long-term capital growth.
       Equity securities of non-U.S. issuers domiciled
       in "EAFE" countries.
 ----------------------------------------------------------- -----------------------------------
   o    U.S. REAL ESTATE PORTFOLIO                           Above average current income and
       Equity securities of companies in the U.S. real       long-term capital growth.
       estate industry, including real estate
       investment trusts.
 ----------------------------------------------------------- -----------------------------------
  SALOMON BROTHERS: offered through Salomon Brothers Variable Series Funds Inc.;
                    advised by Salomon Brothers Asset Management, Inc.
 -----------------------------------------------------------------------------------------------
   o   VARIABLE CAPITAL FUND                                 Capital appreciation.
       Common stocks of U.S. companies of all sizes.
 ----------------------------------------------------------- -----------------------------------
  SUMMIT PINNACLE SERIES: offered through Summit Mutual Funds Inc. Summit Pinnacle Series;
                          advised by Summit Investment Partners, Inc.
 -----------------------------------------------------------------------------------------------
   o   NASDAQ-100 INDEX PORTFOLIO                            Results that correspond to the
       Common stocks of U.S. companies in the Nasdaq         total return of the Nasdaq-100
       100 Index.                                            Index company common stocks.
 ----------------------------------------------------------- -----------------------------------
   o   RUSSELL 2000 SMALL CAP INDEX PORTFOLIO                Results that correspond to the
       Common stocks of U.S. companies in the Russell        total return of the Russell 2000
       2000 Index.                                           Index company common stocks.
 ----------------------------------------------------------- -----------------------------------
   o   S&P MID-CAP 400 INDEX PORTFOLIO                       Results that correspond to the
       Common stocks of U.S. companies in the S&P Mid        total return of the S&P 400 Mid
       Cap 400 Index.                                        Cap Index company common stocks.
 ----------------------------------------------------------- -----------------------------------
  THIRD AVENUE: offered through Third Avenue Variable Series Trust series fund;
                       advised by EQSF Advisers, Inc.
 -----------------------------------------------------------------------------------------------
   o   THIRD AVENUE VALUE PORTFOLIO                          Long-term capital growth.
       Common stocks of companies carrying little debt
       in comparison to cash resources.


Overture Medley                                                        Appendix
                                    - A: 3 -

APPENDIX B: TAX-QUALIFIED PLAN DISCLOSURES
--------------------------------------------------------------------------------





             [TO BE INCLUDED IN A PRE-EFFECTIVE AMENDMENT TO THIS REGISTRATION.]



Overture Medley                                                         Appendix
                                    - QD: 1 -

|_|IMSA

We are a member of the Insurance  Marketplace  Standards  Association  ("IMSA").
IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. Our membership in IMSA applies to us only and not to our products or affiliates.

                                   THANK YOU
                 for reviewing this Prospectus. You should also
                 review the series fund prospectuses for those
                Subaccount   variable    investment   option   underlying
                         portfolios you wish to select.


                             IF YOU HAVE QUESTIONS,
                     contact your sales representative, or
                              write or call us at:

                    Ameritas Variable Life Insurance Company
                                 Service Center
                                 P.O. Box 82550
                            Lincoln, Nebraska 58501
                                       or
                                5900 "O" Street
                            Lincoln, Nebraska 68510
                           Telephone: 1-800-745-1112
                              Fax: 1-800-745-6153
                          e-mail: www.overturelife.com


                           REMEMBER, THE CORRECT FORM
                 is important for us to accurately process your
                Policy elections and changes. Many can be found
                on our website "client service access" site. Or,
               call us at our toll-free number and we'll send you
                               the form you need.


|_|   STATEMENT OF ADDITIONAL
      INFORMATION TABLE OF CONTENTS

A Statement of Additional Information and other information about us and the Policy with the same date as this prospectus contains more details concerning the disclosures in this prospectus.

For a free copy, access it on the SEC's Web site (WWW.SEC.GOV/EDAUX/PROSPECT.HTM, and type in "Ameritas Variable"), or write or call us. Here is the Table of Contents for the Statement of Additional
Information:


                                              BEGIN ON
                                                PAGE
          General Information and History          2
          Services
          Purchase of Securities Being Offered
          Underwriters
          Calculation of Performance               2
            Standardized Performance Reporting
            Non-Standardized Performance Reporting
            Our Performance Reports
            Yields
          Additional Tax Information               7
            Withholding Tax on Distributions
            Diversification
            Owner Control
            Multiple Contracts
            Partial 1035 Exchanges
            Contracts Owned by other than Natural
               Persons
            Death Benefits
            Tax Treatment of Assignments
            Qualified Contracts
            Tax Treatment of Withdrawals
            Types of Qualified Plans
          Other Information                        13
          Service Marks & Copyright
          Financial Statements


                  AMERITAS VARIABLE LIFE INSURANCE COMPANY LOGO



(C) Ameritas Life Insurance Corp.

Overture Medley                     LAST PAGE

                                                           REGISTRATION XX-XXXXX

                       STATEMENT OF ADDITIONAL INFORMATION

                            DATED: ___________, 2000
                                       FOR

       OVERTURE MEDLEY ! FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY POLICY ISSUED BY: AMERITAS VARIABLE LIFE INSURANCE COMPANY SEPARATE ACCOUNT VA-2
                   OF AMERITAS VARIABLE LIFE INSURANCE COMPANY


This Statement of Additional Information is not a prospectus. It contains information in addition to and more detailed than set forth in the prospectus and should be read in conjunction with the Policy prospectus dated _______, 2000. The prospectus may be obtained from our Service Center by writing us at P.O. Box 82550, Lincoln, Nebraska 68501, by e-mailing us through our website at WWW.OVERTURELIFE.COM, or by calling us at 1-800-745-1112. Defined terms used in the current prospectus for the Policies are incorporated in this Statement.


                                TABLE OF CONTENTS

                                               PAGE
               General Information and History                 2
               Services
               Purchase of Securities Being Offered
               Underwriters

               Calculation of Performance                      2
                Standardized Performance Reporting
                Non-Standardized Performance Reporting
                Our Performance Reports
                Yields

               Additional Tax  Information                     7
                Withholding Tax on  Distributions
                Diversification
                Owner Control
                Multiple  Contracts
                Partial 1035 Exchanges
                Contracts Owned by other than  Natural Persons
                Death  Benefits
                Tax Treatment of Assignments
                Qualified Contracts
                Tax Treatment of Withdrawals
                Types of Qualified Plans

               Other Information                              13
               Service Marks & Copyright
               Financial Statements



                                OVERTURE MEDLEY !
                                        1
Statement of Additional Information

GENERAL INFORMATION AND HISTORY

Ameritas Variable Life Insurance Company Separate Account VA-2 is a separate investment account of Ameritas Variable Life Insurance Company ("we, us, our, Ameritas Variable Life"). In 1996, Ameritas Life Insurance Corp. (founded as Bankers Life Insurance Company of Nebraska in 1887) entered into a joint venture with AmerUs Life Insurance Company (a merger of Central Life Assurance Company founded in 1896 and American Mutual Life Insurance Company founded in 1897). Both Ameritas Life Insurance Corp. and AmerUs now guarantee the obligations of Ameritas Variable Life through an agreement forming AMAL Corporation, a holding company that owns the common stock of Ameritas Variable Life. We are subject to Nebraska law and regulated by the Nebraska Department of Insurance. We currently conduct insurance business only in all states except the states of Maine, New York and Vermont, with an emphasis on products with variable investment options in underlying portfolios.

SERVICES

We are the custodian of the assets of the Separate Account. The custodian has custody of all funds of the Separate Account and collects proceeds of shares of the Subaccount underlying portfolios bought and sold by the Separate Account. We are also the custodian of Policy assets in the Fixed Account, which are held in our general account.

[xxxxxx], Lincoln, Nebraska 68508, independent auditors, have responsibility for certain of the audit and reporting functions to us. Neither Ameritas Variable Life nor the Separate Account has received an adverse audit opinion.

All matters of state and federal law pertaining to the Policies have been passed upon by our internal legal staff.


PURCHASE OF SECURITIES BEING OFFERED

The Policy will be sold by licensed insurance agents in states where the Policies may be lawfully sold. The agents will be registered representatives of broker-dealers that are registered under the Securities Exchange Act of 1934 and members of the National Association of Securities Dealers, Inc. (NASD).


UNDERWRITERS

The Policy is offered continuously and is distributed by Ameritas Investment Corp ("AIC"), 5900 "0" Street, Lincoln, Nebraska 68510. AIC is a subsidiary of AMAL Corporation, a holding company that is a joint venture of Ameritas Life Insurance Corp. and AmerUs Life Insurance Company, both of which guaranty the performance of AIC. AIC enters into contracts with various broker-dealers ("Distributors") to distribute Policies. Gross variable annuity compensation we've paid to AIC for AIC's Principal Underwriter fees and distribution concessions was $22,936,819 for 1999, $16,527,487 for 1998, and $11,961,951 for
1997. Of this amount, AIC in turn paid distribution concessions to selling broker dealers and registered representatives.


CALCULATION OF PERFORMANCE

When we advertise performance for a Subaccount (except any Money Market Subaccount), we will include quotations of standardized average annual total return to facilitate comparison with standardized average annual total return advertised by other variable annuity separate accounts. Standardized average annual total return for a Subaccount will be shown for periods beginning on the date the Subaccount first invested in a corresponding series fund portfolio. We will calculate standardized average annual total return according to the standard methods prescribed by rules of the Securities and Exchange Commission ("SEC").

We report average annual total return information via internet and periodic printed reports. Average annual total return

                                OVERTURE MEDLEY !
                                        2
Statement of Additional Information
quotations on our internet website will be current as of the previous Business Day. Printed average annual total return information may be current to the last Business Day of the previous calendar week, month, or quarter preceding the date on which a report is submitted for publication. Both standardized average annual total return quotations and non-standardized total return quotations will cover at least periods of one, five, and ten years, or a period covering the time the Subaccount has been in existence, if it has not been in existence for one of the prescribed periods. If the corresponding series fund portfolio has been in existence for longer than the Subaccount, the non-standardized total return quotations will show the investment performance the Subacount would have achieved (reduced by the applicable charges) had it been invested in the series fund portfolio for the period quoted; this is referred to as "adjusted historical" performance reporting. Standardized average annual total return is not available for periods before the Subaccount was in existence.

Quotations of standardized average annual total return and non-standardized total return are based on historical earnings and will fluctuate. Any quotation of performance should not be considered a guarantee of future performance. Factors affecting the performance of a Subaccount and it's corresponding series fund portfolio include general market conditions, operating expenses and investment management. An Owner's withdrawal value upon surrender of a Policy may be more or less than the premium invested in the Policy.

STANDARDIZED PERFORMANCE REPORTING
Standardized average annual total return for a specific period is calculated by taking a hypothetical $1,000 investment in a Subaccount at the offering on the first day of the period ("initial investment"), and computing the ending redeemable value ("redeemable value") of that investment at the end of the period. The redeemable value is then divided by the initial investment and expressed as a percentage, carried to at least the nearest hundredth of a percent. Standardized average annual total return is annualized and reflects the deduction of the guaranteed maximum mortality and expense fee and administrative expense charge, the guaranteed maximum annual Policy Fee, and is presented both with and without the guaranteed maximum charge for all optional features (presently only a Periodic Step-Up Guaranteed Minimum Death Benefit). The redeemable value also reflects the effect of any applicable withdrawal charge that may be imposed at the end of the period. No deduction is made for premium taxes which may be assessed by certain states. (New York does not impose a premium tax on variable annuity policy premium.)

NON-STANDARDIZED PERFORMANCE REPORTING
We may also advertise non-standardized total return. Non-standardized total return may assume: (1) the Policy is not surrendered, so no withdrawal charges are levied; (2) the Subaccounts have existed for periods other than those required to be presented; (3) current charges are incurred if they are less than the Policy's guaranteed maximum charges; or (4) may differ from standardized average annual total return in other ways disclosed in the table description. Non-standardized total return may also assume a larger initial investment which more closely approximates the size of a typical Policy. For these reasons, non-standardized total returns for a Subaccount are usually higher than standardized total returns for a Subaccount.

OUR PERFORMANCE REPORTS
The standardized average annual total returns for each investment portfolio (except the Ameritas Money Market Subaccount) for the periods indicated are as follows (more recent returns may be more or less than the stated returns due to market volatility):

STANDARDIZED AVERAGE ANNUAL TOTAL RETURN
FOR PERIOD ENDING ON 12/31/1999
(REFLECTS THE MOST EXPENSIVE OF EACH OPTIONAL FEATURE OFFERED, GUARANTEED MAXIMUM CHARGES, AND WITHDRAWAL CHARGE)
BASED ON A $1,000 INVESTMENT. REFLECTS THESE EXPENSES DEDUCTED DAILY FROM POLICY SEPARATE ACCOUNT ASSETS TO EQUAL THE ANNUAL % SHOWN: MORTALITY AND EXPENSE RISK GUARANTEED MAXIMUM CHARGE OF 0.75% (CURRENT CHARGE IS 0.60%) AND ADMINISTRATIVE EXPENSE GUARANTEED MAXIMUM FEE OF 0.25% (CURRENT CHARGE IS 0.15%). ALSO REFLECTS A GUARANTEED MAXIMUM ANNUAL POLICY FEE OF $40 (CURRENT CHARGE IS $36 WITH THE MINIMUM INITIAL PREMIUM OPTION). ALSO REFLECTS THESE OPTIONAL FEATURE CHARGES DEDUCTED MONTHLY FROM POLICY VALUE TO EQUAL THE ANNUAL % SHOWN: MINIMUM INITIAL PREMIUM FEATURE GUARANTEED MAXIMUM CHARGE OF 0.55% (CURRENT CHARGE IS 0.25%); 5-YEAR WITHDRAWAL CHARGE PERIOD FEATURE GUARANTEED MAXIMUM CHARGE OF 0.60% (CURRENT CHARGE IS 0.45%); 15%+ CARRYOVER FREE WITHDRAWAL PRIVILEGE FEATURE GUARANTEED MAXIMUM CHARGE OF 0.40% (CURRENT CHARGE IS 0.20%); AND THE "GREATER OF" GUARANTEED MINIMUM DEATH BENEFIT FEATURE GUARANTEED MAXIMUM CHARGE OF 0.80% (CURRENT CHARGE IS 0.37%).


                                OVERTURE MEDLEY !
                                        3
Statement of Additional Information

----------------------------------------------------------------------------------------------
                                                                               Ten Year or
o   Subaccount                                                                since inception
   (Subaccount inception date)                One Year        Five Year          if less

                                         Surrender Policy  Surrender Policy  Surrender Policy
----------------------------------------------------------------------------------------------
ALGER
o  Alger American Balanced (5/1/93)
o  Alger American Leveraged AllCap (8/1/95)
AMERICAN CENTURY
o  VP Income & Growth (1/1/2001)                  n/a              n/a              n/a
AMERITAS PORTFOLIOS (SUBADVISOR)
o Ameritas  Growth (FRED ALGER) (5/1/92)
o Ameritas Income & Growth (FRED ALGER)(5/1/92)
o Ameritas MidCap Growth (FRED  ALGER)  (5/1/93)
o Ameritas Small
      Capitalization (FRED ALGER) (5/1/92)
o Ameritas Micro Cap (BABSON) (1/1/2001)          n/a              n/a              n/a
o Ameritas Emerging Growth (MFS CO.) (8/1/95)
o Ameritas Growth With Income (MFS CO.) (5/1/97)
o Ameritas Research (MFS CO.) (5/1/97)
o Ameritas Select (OAKMARK) (1/1/2001)            n/a              n/a              n/a
o Ameritas Index 500 (STATE STREET) (8/1/95)
CALVERT SOCIAL
o CVS Social Balanced (5/1/2000)
o CVS Social International Equity (5/1/2000)
o CVS Social Mid Cap Growth (5/1/2000)
o CVS Social Small Cap Growth (5/1/2000)
FIDELITY (SERVICE CLASS 2)
o VIP Asset Manager (12/1/89)
o VIP Asset Manager: Growth (8/1/95)
o VIP Contrafund (8/1/95)
o VIP Equity-Income (10/23/87)
o VIP Growth (10/23/87)
o VIP High Income (10/23/87)
o VIP Investment Grade Bond (6/1/91)
o VIP Overseas (10/23/87)
INVESCO FUNDS
o Dynamics (1/1/2001)                             n/a              n/a              n/a
MFS
o Global Governments (8/1/95)
o New Discovery (11/1/99)
o Utilities (8/1/95)
MORGAN STANLEY
o Emerging Markets Equity (5/1/97)
o Global Equity (5/1/97)
o International Magnum (5/1/97)
o U.S. Real Estate (5/1/97)
SALOMON BROTHERS
o Variable Capital (1/1/2001)                     n/a              n/a              n/a
SUMMIT PINNACLE SERIES
o Nasdaq-100 Index (1/1/2001)                     n/a              n/a              n/a
o Russell 2000 Small Cap Index (1/1/2001)         n/a              n/a              n/a
o S & P Mid Cap 400 Index (1/1/2001)              n/a              n/a              n/a
THIRD AVENUE
o Third Avenue Value (1/1/2001)                   n/a              n/a              n/a


The non-standardized average annual total returns that each Subaccount (except any Money Market Subaccount) would have achieved if it had been invested in the corresponding series fund portfolio for the periods indicated, calculated in a manner similar to standardized average annual total return (more recent returns may be more or less than the stated returns due to market volatility) are:


                                OVERTURE MEDLEY !
                                        4
Statement of Additional Information

NON-STANDARDIZED "ADJUSTED HISTORICAL" AVERAGE ANNUAL TOTAL RETURN
FOR PERIOD ENDING ON 12/31/1999
(REFLECTS BASE POLICY CURRENT CHARGES THAT ARE APPLICABLE TO THE SEPARATE ACCOUNT ONLY; E.G., NO POLICY FEE, NO WITHDRAWAL CHARGES AND NO OPTIONAL FEATURE CHARGES. ALSO REFLECTS EXPERIENCE OF THE SUBACCOUNT UNDERLYING PORTFOLIO FOR PERIODS BEYOND THE SUBACCOUNT'S OWN INCEPTION DATE.) (COMPUTED ON THE SAME BASIS AS STANDARDIZED TOTAL RETURN EXCEPT CURRENT CHARGES ARE USED RATHER THAN GUARANTEED MAXIMUM CHARGES, NO POLICY FEE IS REFLECTED SINCE NONE IS CURRENTLY CHARGED ON THE BASE POLICY, AND NO WITHDRAWAL CHARGES ARE REFLECTED SINCE THE POLICY IS INTENDED FOR LONG TERM INVESTMENT. ASSUMES NO OPTIONAL FEATURES ARE SELECTED.) REFLECTS THESE EXPENSES DEDUCTED DAILY FROM POLICY SEPARATE ACCOUNT ASSETS TO EQUAL THE ANNUAL % SHOWN: MORTALITY AND EXPENSE RISK CURRENT CHARGE OF 0.60% AND ADMINISTRATIVE EXPENSE CURRENT CHARGE OF 0.15%.

----------------------------------------------------------------------------------------------

o   Subaccount                                  One Year         Five Year         Ten Year
   (underlying portfolio inception date)
                                                Continue Policy  Continue Policy   Continue Policy
----------------------------------------------------------------------------------------------
ALGER
o  Alger American Balanced (9/5/89)
o  Alger American Leveraged AllCap (1/25/95)
AMERICAN  CENTURY
o  VP  Income & Growth (10/30/97)
AMERITAS PORTFOLIOS (SUBADVISOR)
o  Ameritas Growth (FRED ALGER) (1/9/89)
o  Ameritas Income & Growth (FRED ALGER) (11/15/88)
o  Ameritas MidCap Growth (FRED ALGER) (5/3/93)
o  Ameritas Small Capitalization (FRED ALGER) (9/21/88)
o  Ameritas Micro Cap (BABSON) (1/1/2001)            n/a               n/a               n/a
o  Ameritas Emerging Growth (MFS CO.) (7/24/95)
o  Ameritas Growth With Income (MFS CO.) (10/9/95)
o  Ameritas Research (MFS CO.) (7/26/95)
o  Ameritas Select (OAKMARK) (1/1/2001)              n/a               n/a               n/a
o  Ameritas Index 500 (STATE STREET) (8/1/95)
CALVERT SOCIAL
o  CVS Social Balanced (9/2/86)
o  CVS Social International Equity (6/30/92)
o  CVS Social Mid Cap Growth (7/16/91)
o  CVS Social Small Cap Growth (3/15/95)
FIDELITY (SERVICE CLASS 2)
o  VIP Asset Manager (9/6/89)
o  VIP Asset Manager: Growth (1/3/95)
o  VIP Contrafund (1/3/95)
o  VIP Equity-Income (10/9/86)
o  VIP Growth (10/9/86)
o  VIP High Income (9/19/85)
o  VIP Investment Grade Bond (12/5/88)
o  VIP Overseas (1/28/87)
INVESCO FUNDS
o  Dynamics (8/25/97)
MFS
o  Global Governments (6/14/94)
o  New Discovery (5/1/98)
o  Utilities (1/3/95)
MORGAN STANLEY
o  Emerging Markets Equity (10/1/96)
o  Global Equity (1/2/97)
o  International Magnum (1/2/97)
o  U.S. Real Estate (3/3/97)
SALOMON BROTHERS
o  Variable Capital (2/1/98)
SUMMIT PINNACLE SERIES
o  Nasdaq-100 Index (4/26/2000)                      n/a               n/a               n/a
o  Russell 2000 Small Cap Index (4/26/2000)          n/a               n/a               n/a
o  S & P Mid Cap 400 Index (5/3/99)                  n/a               n/a               n/a
THIRD AVENUE
o  Third Avenue Value (9/21/99)                      n/a               n/a               n/a



                                OVERTURE MEDLEY !
                                        5
Statement of Additional Information

YIELDS
We may advertise the current annualized yield for a 30-day period for a Subaccount. The annualized yield of a Subaccount refers to the income generated by the Ssubaccount over a specified 30-day period. Because this yield is annualized, the yield generated by a Subaccount during the 30-day period is assumed to be generated each 30-day period. THE YIELD IS COMPUTED BY DIVIDING THE NET INVESTMENT INCOME PER ACCUMULATION UNIT EARNED DURING THE PERIOD BY THE PRICE PER UNIT ON THE LAST DAY OF THE PERIOD, ACCORDING TO THE FOLLOWING
FORMULA:
                               YIELD=2[(A - B +1)6 - 1]
                                        -----
                                             cd
WHERE A=NET INVESTMENT INCOME EARNED DURING THE PERIOD BY THE PORTFOLIO COMPANY ATTRIBUTABLE TO SHARES OWNED BY THE SUBACCOUNT, B=EXPENSES ACCRUED FOR THE PERIOD (NET OF REIMBURSEMENTS), C=THE AVERAGE DAILY NUMBER OF ACCUMULATION UNITS OUTSTANDING DURING THE PERIOD, AND D=THE MAXIMUM OFFERING PRICE PER ACCUMULATION UNIT ON THE LAST DAY OF THE PERIOD. THE YIELD REFLECTS THE BASE POLICY MORTALITY AND EXPENSE RISK FEE, ADMINISTRATIVE EXPENSE CHARGE AND THE ANNUAL POLICY FEE. NET INVESTMENT INCOME WILL BE DETERMINED ACCORDING TO RULES ESTABLISHED BY THE SEC. THE YIELD ASSUMES AN AVERAGE POLICY SIZE OF $75,000, SO NO POLICY FEE IS CHARGED, AND ALSO ASSUMES THE POLICY WILL CONTINUE (SINCE THE POLICY IS INTENDED FOR LONG TERM INVESTMENT) SO DOES NOT REFLECT ANY WITHDRAWAL CHARGE. THE YIELD DOES NOT INCLUDE CHARGES FOR ANY OPTIONAL FEATURES.

Because of the charges and deductions imposed by the Separate Account, the yield for a Subaccount will be lower than the yield for the corresponding series fund portfolio. The yield on amounts held in the Subaccount normally will fluctuate over time. Therefore, the disclosed yield for any given period is not an indication or representation of future yields or rates of return. A Subaccount's actual yield will be affected by the types and quality of portfolio securities held by the series fund and the series fund's operating expenses.

Any current yield quotations of the Ameritas Money Market Subaccount, subject to Rule 482 of the Securities Act of 1933, will consist of a seven calendar day historical yield, carried at least to the nearest hundredth of a percent. We may advertise yield for the Subaccount based on different time periods, but we will accompany it with a yield quotation based on a seven day calendar period. The Ameritas Money Market Subaccount's yield will be calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing Policy having a balance of one Accumulation Unit at the beginning of the base period, subtracting a hypothetical charge reflecting those Policy deductions stated above, and dividing the net change in Policy value by the value of the Policy at the beginning of the period to obtain a base period return and multiplying the base period return by (365/7). The Ameritas Money Market Subaccount's effective yield is computed similarly but includes the effect of assumed compounding on an annualized basis of the current yield quotations of the Subaccount.

                                AS OF 12/31/1999
        REFLECTING MAXIMUM GUARANTEED CHARGES    YIELD          EFFECTIVE YIELD
        Ameritas Money Market Subacccount         *                    *

        REFLECTING  CURRENT  CHARGES             YIELD          EFFECTIVE YIELD
        Ameritas Money Market  Subacccount        *                    *
        * Since the Subaccount just commenced operation on the effective date of the Policy prospectus, there is no historical yield information to report.

The Ameritas Money Market Subaccount's yield and effective yield will fluctuate daily. Actual yields will depend on factors such as the type of instruments in the series fund's portfolio, portfolio quality and average maturity, changes in interest rates, and the series fund's expenses. Although we determine the Subaccount's yield on the basis of a seven calendar day period, we may use a different time period on occasion. The yield quotes may reflect the expense limitations described in the series fund's prospectus or Statement of Additional Information. There is no assurance that the yields quoted on any given occasion will be maintained for any period of time and there is no guarantee that the net asset values will remain constant. It should be noted that neither a Policy owner's investment in the Ameritas Money Market Subaccount nor that Subaccount's investment in the Ameritas Money Market series fund portfolio is guaranteed or insured. Yields of other money market funds may not be comparable if a different base or another method of calculation is used.

                                OVERTURE MEDLEY !
                                        6
Statement of Additional Information

ADDITIONAL TAX INFORMATION

NOTE: THIS INFORMATION SHOULD NOT BE SUBSTITUTED FOR THE ADVICE OF A PERSONAL TAX ADVISOR. WE DO NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY POLICY OR TRANSACTION INVOLVING THE POLICY. PURCHASERS BEAR THE COMPLETE RISK THAT THE POLICY MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND SPECIAL RULES NOT DESCRIBED IN THE POLICY PROSPECTUS MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS.

GENERAL
Section 72 of the Internal Revenue Code of 1986, as amended (the "Code"), governs taxation of annuities in general. An individual owner is not taxed on increases in Policy value until distribution occurs, either in the form of a withdrawal or as annuity payments under the annuity option elected. For a withdrawal received as a total surrender (total withdrawal or a death benefit), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Policy. For a payment received as a partial withdrawal, federal tax liability is generally determined on a last-in, first-out basis, meaning taxable income is withdrawn before the Policy's cost basis is withdrawn. For Policies issued in connection with non-qualified plans, the cost basis is generally the premiums, while for contracts issued in connection with qualified plans there may be no cost basis. The taxable portion of a withdrawal is taxed at ordinary income tax rates. Tax penalties may also apply.

For annuity payments, a portion of each payment in excess of an exclusion amount is includable in taxable income. The exclusion amount for payments based on a fixed annuity income option is determined by multiplying the payment by the ratio that the cost basis of the Policy (adjusted for any period certain or refund feature) bears to the expected return under the Policy. Payments received after the investment in the Policy has been recovered (i.e. when the total of the excludable amounts equals the investment in the Policy) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of qualified plans there may be no cost basis in the Policy within the meaning of
Section 72 of the Code. Owners, Annuitants and Beneficiaries under a Policy should seek competent financial advice about the tax consequences of distributions.

We are taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from us.

WITHHOLDING TAX ON DISTRIBUTIONS
The Code generally requires us (or, in some cases, a plan administrator) to withhold tax on the taxable portion of any distribution or withdrawal from a contract. For "eligible rollover distributions" from Policies issued under certain types of qualified plans, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" to another eligible plan in a direct transfer. This requirement is mandatory and cannot be waived by the owner.

An "eligible rollover distribution" is the estimated taxable portion of any amount received by a covered employee from a plan qualified under Section 401(a) or 403(a) of the Code, or from a tax sheltered annuity qualified under Section 403(b) of the Code (other than (1) a series of substantially equal annuity payments for the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee, and his or her designated beneficiary, or for a specified period of ten years or more; (2) minimum distributions required to be made under the Code; and (3) hardship withdrawals). Failure to "rollover" the entire amount of an eligible rollover distribution (including an amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a penalty tax on premature withdrawals, described later in this section.

Withdrawals or distributions from a Policy other than eligible rollover distributions are also subject to withholding on the estimated taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming three withholding exemptions.

                                OVERTURE MEDLEY !
                                        7
Statement of Additional Information

Generally, the amount of any payment of interest to a non-resident alien of the United States shall be subject to withholding of a tax equal to thirty (30%) percent of such amount or, if applicable, a lower treaty rate. A payment may not be subject to withholding where the recipient sufficiently establishes that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and such payment is included in the recipient's gross income.

DIVERSIFICATION
Section 817(h) of the Code provides that in order for a variable annuity policy based on a segregated asset account to qualify as an annuity contract under the Code, the investments made by such policy must be "adequately diversified." The Treasury regulations issued under Section 817(h) (Treas. Reg. 1.817-5) apply a diversification requirement to each of the Subaccounts of the Separate Account. The Separate Account, through the series funds and their portfolios, intends to comply with those diversification requirements. We and the series funds have entered into agreements regarding participation in the series funds that requires the series funds and their portfolios to comply with the Treasury regulations.

OWNER CONTROL
The Treasury department has indicated that the diversification regulations do not provide guidance regarding the circumstances in which Policy owner control of the investments of the Separate Account will cause the Policy owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment of the Policy. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Owner control which may be exercised under the Policy is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Owner with respect to earnings allocable to the contract prior to receipt of payments under the Policy.

Due to the uncertainty in this area, we reserve the right to modify the Policy in an attempt to maintain favorable tax treatment.

MULTIPLE CONTRACTS
The Code provides that multiple annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such multiple contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. OWNERS SHOULD CONSULT A TAX ADVISER PRIOR TO PURCHASING MORE THAN ONE ANNUITY CONTRACT IN ANY CALENDAR YEAR.

PARTIAL 1035 EXCHANGES
Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. The Internal Revenue Service has stated that it will challenge transactions where taxpayers enter into a series of partial exchanges and annuitizations as part of a design to avoid application of the 10% premature distribution penalty or other limitations imposed on annuity contracts under the Code. In the absence of further guidance from the Internal Revenue Service it is unclear what specific types of partial exchange designs and transactions will be challenged by the Internal Revenue Service. DUE TO THE UNCERTAINTY IN THIS AREA, OWNERS SHOULD CONSULT THEIR OWN TAX ADVISERS PRIOR TO ENTERING INTO A PARTIAL EXCHANGE OF AN ANNUITY CONTRACT.

CONTRACTS OWNED BY OTHER THAN NATURAL PERSONS
Under Section 72(u) of the Code, the investment earnings on policy premiums will be taxed currently to the owner if the owner is a non-natural person, e.g., a corporation or certain other entities. Such policies generally will not be treated

                                OVERTURE MEDLEY !
                                        8
Statement of Additional Information
as annuities for federal income tax purposes. However, this treatment is not applied to policies held by a trust or other entity as an agent for a natural person nor to policies held by certain qualified plans. PURCHASERS SHOULD CONSULT THEIR OWN TAX COUNSEL OR OTHER TAX ADVISER BEFORE PURCHASING A POLICY TO BE OWNED BY A NON-NATURAL PERSON.

DEATH BENEFITS
Any death benefits paid under the Policy are taxable to the beneficiary. The rules governing the taxation of payments from an annuity policy, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate taxes may also apply.

TAX TREATMENT OF ASSIGNMENTS
AN ASSIGNMENT OR PLEDGE OF A POLICY MAY HAVE TAX CONSEQUENCES, AND MAY ALSO BE PROHIBITED BY ERISA IN SOME CIRCUMSTANCES. OWNERS SHOULD, THEREFORE, CONSULT COMPETENT LEGAL ADVISERS SHOULD THEY WISH TO ASSIGN OR PLEDGE THEIR POLICY.

QUALIFIED PLANS
The Policy offered by the Prospectus is designed to be suitable for use under various types of qualified plans. Taxation of owners in each qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a qualified plan may be subject to the terms and conditions of the plan, regardless of the terms and conditions of the Policies issued to fund the plan.

TAX TREATMENT OF WITHDRAWALS
NON-QUALIFIED PLANS
Section 72 of the Code governs treatment of distributions from annuity policies. It provides that if the policy value exceeds the aggregate premiums made, any amount withdrawn not in the form of an annuity payment will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are included in a taxpayer's gross income. Section 72 further provides that a 10% penalty will apply to the income portion of any distribution. The penalty is not imposed on amounts received: (1) after the taxpayer reaches 59 1/2; (2) upon the death of the owner; (3) if the taxpayer is totally disabled as defined in Section 72(m)(7) of the Code; (4) in a series of substantially equal periodic payments made at least annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his beneficiary; (5) under an immediate annuity; or (6) which are allocable to premium payments made prior to August 14, 1982.

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

QUALIFIED PLANS
In the case of a withdrawal under a qualified Policy, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a qualified Policy. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Policies issued and qualified under Code Sections 401 (Pension and Profit Sharing plans), 403(b) (tax-sheltered annuities) and 408 and 408A (IRAs). To the extent amounts are not included in gross income because they have been rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed.

The tax penalty will not apply to the following distributions: (1) if distribution is made on or after the date on which the owner or annuitant (as applicable) reaches age 59 1/2; (2) distributions following the death or disability of the owner or annuitant (as applicable) (for this purpose "disability" is defined in Section 72(m)(7) of the Code); (3) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the owner or annuitant (as applicable) or the joint lives (or joint life expectancies) of such owner or annuitant (as applicable) and his or her designated beneficiary; (4)

                                OVERTURE MEDLEY !
                                        9
Statement of Additional Information
distributions to an owner or annuitant (as applicable) who has separated from service after he has attained age 55; (5) distributions made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the owner or annuitant (as applicable) for amounts paid during the taxable year for medical care; (6) distributions made to an alternate payee pursuant to a qualified domestic relations order; (7) distributions made on account of an IRS levy upon the qualified Policy; (8) distributions from an IRA for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the policy owner or annuitant (as applicable) and his or her spouse and dependents if the policy owner or annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the policy owner or annuitant (as applicable) has been re-employed for at least 60 days);
(9) distributions from an Individual Retirement Annuity made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the owner or annuitant (as applicable) for the taxable year; and (10) distributions from an Individual Retirement Annuity made to the owner or annuitant (as applicable) which are qualified first-time home buyer distributions (as defined in Section 72(t)(8) of the Code). The exception stated in items (4) and (6) above do not apply in the case of an IRA. The exception stated in (3) above applies to an IRA without the requirement that there be a separation from service.

With respect to (3) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Withdrawals of amounts attributable to contributions made pursuant to a salary reduction agreement (in accordance with Section 403(b)(11) of the Code) are limited to the following: when the owner attains age 59 1/2, separates from services, dies, becomes disabled (within the meaning of Section 72(m)(7) of the Code), or in the case of hardship. Hardship withdrawals do not include any earnings on salary reduction contributions. These limitations on withdrawals apply to: (1) salary reduction contributions made after December 31, 1988; (2) income attributable to such contributions; and (3) income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers or exchanges between certain qualified plans. Tax penalties may also apply. While the foregoing limitations only apply to certain contracts issued in connection with Section 403(b) qualified plans, all owners should seek competent tax advice regarding any withdrawals or distributions.

The taxable portion of a withdrawal or distribution from contracts issued under certain types of plans may, under some circumstances, be "rolled over" into another eligible plan so as to continue to defer income tax on the taxable portion. Effective January 1, 1993, such treatment is available for an "eligible rollover distribution" made by certain types of plans (as described above under "Withholding Tax on Distributions") that is transferred within 60 days of receipt into another eligible plan or an IRA, or an individual retirement account described in section 408(a) of the Code. Plans making such eligible rollover distributions are also required, with some exceptions specified in the Code, to provide for a direct transfer of the distribution to the transferee plan designated by the recipient.

Amounts received from IRAs may also be rolled over into other IRAs, individual retirement accounts or certain other plans, subject to limitations set forth in the Code.

Generally, distributions from a qualified plan must commence no later than April 1 of the calendar year following the year in which the employee attains the later of age 70 1/2 or the date of retirement. In the case of an IRA, distribution must commence no later than April 1 of the calendar year following the year in which the owner attains age 70 1/2. Required distributions must be over a period not exceeding the life or life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

TYPES OF QUALIFIED PLANS
The Policy is designed to be suitable for use under various types of qualified plans. Taxation of participants in each qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and

                                OVERTURE MEDLEY !
                                       10
Statement of Additional Information

Beneficiaries are cautioned that benefits under a qualified plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the policies issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into our administrative procedures. We are not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a Policy, unless we specifically consents to be bound. OWNERS, ANNUITANTS AND BENEFICIARIES ARE RESPONSIBLE FOR DETERMINING THAT CONTRIBUTIONS, DISTRIBUTIONS AND OTHER TRANSACTIONS WITH RESPECT TO THE POLICY COMPLY WITH APPLICABLE LAW.

A qualified Policy will not provide any necessary or additional tax deferral if it is used to fund a qualified plan that is tax deferred. However, the Policy has features and benefits other than tax deferral that may make it an appropriate investment for a qualified plan. Following are generally descriptions of the types of qualified plans with which the Policy may be used. Such descriptions are not exhaustive and are for general informational purposes only. THE TAX RULES REGARDING QUALIFIED PLANS ARE VERY COMPLEX AND WILL HAVE DIFFERING APPLICATIONS DEPENDING ON INDIVIDUAL FACTS AND CIRCUMSTANCES. EACH PURCHASER SHOULD OBTAIN COMPETENT TAX ADVICE PRIOR TO PURCHASING A POLICY ISSUED UNDER A QUALIFIED PLAN.

Policies issued pursuant to qualified plans include special provisions restricting Policy provisions that may otherwise be available as described herein. Generally, Policies issued pursuant to qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from qualified policies. (See "Tax Treatment of Withdrawals - Qualified Contracts" above.)

On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Policies sold by the Company in connection with certain qualified plans will utilize tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

TAX-SHELTERED ANNUITIES
Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c) (3) of the Code. These qualifying employers may make contributions to the Policy for the benefit of their employees. Such contributions are not included in the gross income of the employee until the employee receives distributions from the Policy. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, non-discrimination and withdrawals. Employee loans are allowed under this Policy. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

INDIVIDUAL RETIREMENT ANNUITIES
Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's taxable income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Sales of Policies for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. PURCHASERS OF POLICIES TO BE QUALIFIED AS IRAS SHOULD OBTAIN COMPETENT TAX ADVICE AS TO THE TAX TREATMENT AND SUITABILITY OF SUCH AN INVESTMENT.

ROTH IRAS
Section 408A of the Code provides that beginning in 1998, individuals may purchase a new type of non-deductible IRA, known as a Roth IRA. Purchase payments for a Roth IRA are limited to a maximum of $2,000 per year and are not deductible from taxable income. Lower maximum limitations apply to individuals with adjusted gross incomes between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall $2,000 annual limitation continues to apply to all of a taxpayer's IRA contributions, including Roth IRAs and

                                OVERTURE MEDLEY !
                                       11
Statement of Additional Information
non-Roth IRAs.

Qualified distributions from Roth IRAs are free from federal income tax. A qualified distribution requires that the individual has held the Roth IRA for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution which is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA. The 10% penalty tax and the regular IRA exceptions to the 10% penalty tax apply to taxable distributions from a Roth IRA.

Amounts may be rolled over from one Roth IRA to another Roth IRA. Furthermore, an individual may make a rollover contribution from a non-Roth IRA to a Roth IRA, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution. There are no similar limitations on rollovers from a Roth IRA to another Roth IRA.

PENSION AND PROFIT-SHARING PLANS
Sections 401(a) and 401(k) of the Code permit employers, including self-employed individuals, to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Policy to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be included in the gross income of the employee until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, transferability of benefits, withdrawals and surrenders. Purchasers of contracts for use with pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

NON-QUALIFIED DEFERRED COMPENSATION PLANS -- SECTION 457
Under Code provisions, employees and independent contractors performing services for state and local governments and other tax-exempt organizations may participate in Deferred Compensation Plans Under Section 457 of the Code. The amounts deferred under a plan which meets the requirements of Section 457 of the Code are not taxable as income to the participant until paid or otherwise made available to the participant or beneficiary. As a general rule, the maximum amount which can be deferred in any one year is the lesser of $8,000 or 33 1/3 percent of the participant's includible compensation. However, in limited circumstances, the plan may provided for additional catch-up contributions in each of the last three years before normal retirement age. Furthermore, the Code provides additional requirements and restrictions regarding eligibility and distributions.

All of the assets and income of a plan established by governmental employer after August 20, 1996, must be held in trust for the exclusive benefit of participants and their beneficiaries. For this purpose, custodial accounts and certain annuity contracts are treated as trusts. Plans that were in existence on August 20, 1996 may be amended to satisfy the trust and exclusive benefit requirement any time prior to January 1, 1999, and must be amended not later than that date to continue to receive favorable tax treatment. The requirement of a trust does not apply to amounts under a plan of a tax-exempt (non-governmental) employer. In addition, the requirement of a trust does not apply to amounts under a plan of a governmental employer if the plan is not an eligible plan within the meaning of section 457(b) of the Code. In the absence of such a trust, amounts under the plan will be subject to the claims of the employer's general creditors.

In general, distributions from a plan are prohibited under section 457 of the Code unless made after the participating employee attains age 70 1/2, separates from service, dies, or suffers an unforeseeable financial emergency as defined in the Code.

Under present federal tax law, amounts accumulated in a plan under section 457 of the Code cannot be transferred or rolled over on a tax-deferred basis except for certain transfers to other plans under section 457.

                                OVERTURE MEDLEY !
                                       12
Statement of Additional Information

                                OTHER INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Policy described in this Statement. Not all information set forth in the registration statement is addressed in the Policy prospectus or this Statement. Statements in the prospectus and this Statement are intended to be summaries. For a complete statement of the terms of the registration, refer to the documents we file with the SEC. They may be accessed on the SEC's internet site at WWW.SEC.GOV./EDQUX/PROSPECT.HTM and type in "Ameritas Variable," or you may review and copy it (for a fee) at the SEC's Public Reference Room in Washington D.C. (Call the SEC at 1-800-SEC-0330 for details and public hours.)

                            SERVICE MARKS & COPYRIGHT

"Ameritas," and the bison symbol are registered service marks of Ameritas Life Insurance Corp., which licenses their use to Ameritas Variable Life Insurance Company. "OVERTURE MEDLEY !" is a registered service mark of Ameritas Variable Life Insurance Company. The Policy and Policy prospectus are copyrighted by Ameritas Variable Life Insurance Company.

                              FINANCIAL STATEMENTS

Our financial statements and the financial statements for the Separate Account follow this page of this Statement. They only bear on our ability to meet our obligations under the Policy, and should not be considered as bearing on the investment performance of the assets held in the Separate Account.

{FINANCIAL STATEMENTS WILL BE INCLUDED IN A LATER PRE-EFFECTIVE AMENDMENT TO THIS REGISTRATION STATEMENT.}


                                OVERTURE MEDLEY !
                                       13
Statement of Additional Information

                                     PART C

                                OTHER INFORMATION

Item 24. Financial Statements and Exhibits

    a)   Financial Statements:

    The financial statements of the subaccounts of Ameritas Variable Life Insurance Company Separate Account VA-2 and Ameritas Variable Life Insurance Company are filed in Part B.

    Subaccounts of Ameritas  Variable Life Insurance  Company  Separate  Account
    VA-2:
     -    Report of [xxxxxxxxx], independent auditors.
     -    Statement of Net Assets as of December 31, 1999.
     - Statement of Operations for the years ended December 31, 1999 and 1998.
     - Statements of Changes in Net Assets for the years ended December 31, 1999 and 1998.
     - Notes to Financial Statements for the years ended December 31, 1999 and 1998.

    Ameritas Variable Life Insurance Company:
     -    Report of [xxxxxxxxx], independent auditors.
     -    Balance Sheets as of December 31, 1999 and 1998.
     - Statements of Operations for the years ended December 31, 1999, 1998 and 1997.
     - Statements of Comprehensive Income for the years ended December 31, 1999, 1998 and 1997.
     - Statements of Stockholder's Equity for the years ended December 31, 1999, 1998 and 1997.
     - Statements of Cash Flows for the years ended December 31, 1999, 1998 and 1997.
     - Notes to Financial Statements for the years ended December 31, 1999, 1998 and 1997.

All schedules of Ameritas Variable Life Insurance company for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable or have been disclosed in the Notes to the Financial Statements and therefore have been omitted.

There are no financial statements included in Part A.


    b)  Exhibits

    Exhibit
    Number          Description of Exhibit
    -------         -------------------------
    (1)             Resolution of Board of Directors of Ameritas Variable Life Insurance Company
                    Establishing Ameritas Variable Life Insurance Company Separate Account VA-2.***
    (2)             Not applicable.
    (3) (a)         Principal Underwriting Agreement. ***
    (3) (b)         Form of Selling Agreement.**
    (4)             Form of Variable Annuity Contract and Rider.
    (5)             Form of Application for Variable Annuity Contract.  To be Provided.
    (6) (a)         Articles of Incorporation of Ameritas Variable Life Insurance Company.**
    (6) (b)         Bylaws of Ameritas Variable Life Insurance Company.****
    (7)             Not Applicable.
    (8) (a)         Participation Agreement (MFS).*
    (8) (b)         Participation Agreement (Fidelity).**
    (8) (c)         Participation Agreement (Alger American).**
    (8) (d)         Participation Agreement (Morgan Stanley).*
    (8) (e)         Form of Participation Agreement (Calvert Variable Series, Inc. Ameritas Portfolios).*****
    (8) (f)         Form of Participation Agreement (Calvert Variable Series, Inc.). ******
    (8) (g)         Form of Participation Agreement (American Century).  To be Provided.
    (8) (h)         Form of Participation Agreement (INVESCO).  To be Provided.
    (8) (i)         Form of Participation Agreement (Salomon Brothers).  To be Provided.
    (8) (j)         Form of Participation Agreement (Summit).  To be Provided.
    (8) (k)         Form of Participation Agreement (Third Avenue).  To be Provided.
    (9)             Legal Opinion and consent
    (10)(a)         Independent Auditors' Consent. To Be Provided.
    (11)            Financial Statements are located at Item 23.
    (12)            Not applicable.
    (13)            Schedule of Computation of Performance Quotations. To be Provided.

* Incorporated by reference to the initial registration statement for Ameritas Variable Life Insurance Company Separate Account VA-2 (File No. 33-14774), filed on June 2, 1987.
** Incorporated by reference to initial registration statement for Ameritas Variable Life Insurance Company, Separate Account V File No. 333-15585, filed on November 5, 1996.
*** Incorporated by reference to pre-effective amendment to registration statement for Ameritas Variable Life Insurance Company, Separate Account V File No. 333-15585, filed on January 17, 1997.
**** Incorporated  by  reference  to the  registration  statement  for  Ameritas
     Variable Life Insurance Company, Separate Account VA-2, File No. 33-14774, filed on March 26, 1992.
*****Incorporated  by  reference  to  Post-Effective  Amendment  No.  5  to  the
     Registration Statement for Ameritas Variable Life Insurance Company Separate Account V, File No. 333-15585, filed on August 30, 1999.


Item 25      Directors and Officers of the Depositor

    Name and Principal                      Position and Offices
    Business Address                        With Depositor
    ----------------                        --------------
    Lawrence J. Arth*                       Director, Chairman of the Board and Chief Executive Officer
    William J. Atherton*                    Director, President and Chief Operating Officer
    Kenneth C. Louis*                       Director and Executive Vice President
    Gary R. McPhail**                       Director and Executive Vice President
    Thomas C. Godlasky**                    Director, Senior Vice President and Chief Investment Officer
    JoAnn M. Martin*                        Director, Vice President and Chief Financial Officer
    Michael G. Fraizer**                    Director
    Robert C. Barth                         Controller
    Brian J. Clark**                        Vice President - Fixed Annuity Product Development
    Raymond M. Gilbertson*                  Vice President - Corporate Compliance
    Joseph K. Haggerty**                    Assistant General Counsel
    Sandra K. Holmes**                      Vice President - Fixed Annuity Customer Service
    Robert G. Lange*                        Assistant Secretary
    Cynthia J. Lavelle*                     Vice President - Product, Operations and Technology
    William W. Lester*                      Treasurer
    Mary Rutford*                           2nd Vice President - Accounting
    Sheila E. Sandy**                       Assistant Secretary
    Thomas N. Simpson*                      Senior Vice President and National Sales Manager
    Donald R. Stading*                      Secretary and General Counsel
    Kevin J. Wagoner**                      Assistant Treasurer

* Principal business address: Ameritas Variable Life Insurance Company, 5900 "O" Street, Lincoln, Nebraska 68510.
** Principal business address: AmerUs Life Insurance Company, 611 Fifth Avenue, Des Moines, Iowa 50309.

Item 26.

The depositor, Ameritas Variable Life Insurance Company , is wholly owned by AMAL Corporation. The Registrant is segregated asset account of Ameritas Variable Life Insurance Company.

The following chart indicates the persons controlled by or under common control with Ameritas Variable Life Insurance Company:

(Omitted chart shows Ameritas Acacia organization. Ameritas Acacia Mutual Holding Company is at the uppermost tier. Ameritas Holding Company is at the second tier. Third tier entities are: Ameritas Life Insurance Corp. and Acacia Life Insurance Company. Fourth tier companies under Ameritas Life Insurance Corp. are: Ameritas Investment Advisors, Inc., Ameritas Managed Dental Plan, Inc., First Ameritas Life Insurance Corp. of New York, AMAL Corporation, Veritas Corp., and Pathmark Assurance Company. Fourth tier companies under Acacia Life Insurance Company are: Acacia National Life Insurance Company and Acacia Financial Corp. Fifth tier companies which are owned by AMAL Corporation are Ameritas Investment Corp. and Ameritas Variable Life Insurance Company. Fifth tier companies owned by Acacia Financial Corp. are Acacia Federal Savings Bank, Calvert Group, Ltd. and its investment companies, and The Advisors Group, Inc.)

All Ameritas entries are Nebraska entities, except First Ameritas Life Insurance Corp. of New York, which is a New York entity, and Ameritas Managed Dental Plan, Inc., which is a California entity. Acacia Life Insurance Company is regulated by the District of Columbia. Acacia National Life Insurance Company and Acacia Financial Corp. are Virginia entities. Acacia Federal Savings Bank is regulated by the U. S. Government. Calvert Group Ltd. and The Advisors Group, Inc. are Delaware entities.

All entities are wholly owned by the person immediately controlling it, except AMAL Corporation, a holding company, which is jointly owned by Ameritas Life Insurance Corp., which owns a majority interest in AMAL Corporation, and AmerUs Life Insurance company, which owns a minority interest in AMAL Corporation. AMAL

Corporation and Acacia Financial Corp. are holding companies. Veritas Corp. is a marketing agency. Pathmark Assurance Company is an insurance company.

Item 27.     Number of Contractowners

             As of December 31, 1999 there were 0 contractowners.

Item 28.     Indemnification

Ameritas Variable Life Insurance Company's By-laws provide as follows:

    "The Corporation shall indemnify any person who was, or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director, officer or employee of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding to the full extent authorized by the laws of Nebraska."

    Section 21-2004 of the Nebraska Business Corporation Act, in general, allows a corporation to indemnify any director, officer, employee or agent of the corporation for amount paid in settlement actually and reasonably incurred by him or her in connection with an action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

    In a case of a derivative action, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation, unless a court in which the action was brought shall determine that such person is fairly and reasonably entitled to indemnify for such expenses which the Court shall deem proper.

    Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.     Principal Underwriters

    a) Ameritas Investment Corp. which will serve as the principal underwriter for the variable annuity contract issued through Ameritas Variable Life Insurance Company Separate Account VA-2, also serves as the principal underwriter for variable life insurance contracts issued through Ameritas Variable Life Insurance Company Separate Account V, and serves as the principal underwriter for variable life insurance contract issued through Ameritas Life Insurance Corp. Separate Account LLVL and variable AIC is the underwriter for the Ameritas Portfolios and also serves as its investment advisor.

    b)   The  following  table  sets forth  certain  information  regarding  the
         officers  and   directors  of  the  principal   underwriter,   Ameritas
         Investment Corp.

         Name and Principal             Positions and Offices
         Business Address               and Underwriter
         ----------------               ---------------
         Lawrence J. Arth*              Director and Chairman of the Board
         William R. Giovanni*           Director, President and Chief Executive Officer
         Kenneth C. Louis*              Director, Senior Vice President
         Gary R. McPhail**              Director, Senior Vice President
         Michael G. Fraizer**           Director
         Thomas C. Godlasky**           Director
         Arthur W. Abts, Jr.***         Vice President - Public Finance
         Billie B. Beavers***           Senior Vice President
         Thomas C. Bittner*             Vice President - Marketing and Administration
         Alan R. Eveland*               Vice President - Public Finance
         James R. Fox***                Senior Vice President
         Raymond M. Gilbertson*         Vice President - Corporate Compliance
         Richard S. Harmon***           Vice President - Public Finance
         Michael P. Heaton***           Senior Vice President
         William J. Janssen*            Vice President - Retail Sales Manager
         Scott D. Keene*                Vice President - Public Finance
         Robert G. Lange*               Assistant Secretary
         Bruce D. Lefler***             Vice President
         William W. Lester*             Treasurer
         Robert W. Morrow*              Vice President
         Robert J. O'Meara*             Assistant Treasurer
         Wayne A. Rasmuss***            Vice President - Public Finance
         John V. Scheer*                Vice President Sales Manager - AIC/Ameritas
         Michael E. Shoemaker**         Vice President - Fixed Income, Trading and Underwriting
         Donald R. Stading*             Secretary and General Counsel
         John E. Trecek***              Vice President - Public Finance
         Michael M. VanHorne***         Senior Vice President
         Janell D. Winsor*              Vice President

* Principal business address: Ameritas Investment Corp., 5900 "O" Street, Lincoln, Nebraska 68510.
** Principal business address: AmerUs Life Insurance Company, 611 Fifth Avenue, Des Moines, Iowa 50309.
*** Principal business address: Ameritas Investment Corp., 440 Regency Parkway Drive, Suite 222, Omaha, Nebraska 68114.


    c)   Net Underwriting Compensation

         Name of Principal  Discounts and       On            Brokerage
         Underwriter (1)    Commissions (2) Redemption (3)  Commissions (4) Compensation (5)
         ----------------- ---------------- --------------  --------------- ----------------
         Ameritas Investment
         Corp. ("AIC")      $22,532,640       $0              $46,487         $357,692

         (2)+(4)+(5) = Gross variable annuity compensation received by AIC.
         (2) = Sales compensation received and paid out by AIC as underwriter, AIC retains 0.
         (4) = Sales compensation received by AIC for retail sales.
         (5) = Sales compensation received by AIC and retained as underwriting fee.

Item 30. Location of Separate Account and Records

    The Books, records and other documents required to be maintained by Section 31(a) of the 1940 Act and Rules 31a-1 to 31a-3 thereunder are maintained at Ameritas Variable Life Insurance Company, 5900 "O" Street, Lincoln, Nebraska 68510.

Item 31. Management Services

    Not Applicable.

Item 32. Undertakings

    a) Registrant undertakes to file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statement in the registration statement are never more than 16 months old for so long as payment under the variable annuity contracts my be accepted.

    b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove and send for a Statement of Additional Information.

    c)   Registrant   undertakes   to  deliver  any   Statement  of   Additional
         Information and any financial statements required to be made available under this form promptly upon written or oral request.

    d) The registrant is relying upon the Division of Investment Management (Division) no-action letter of November 28, 1988 concerning annuities sold in 403 (b) plans and represents that the requirements of the no-action letter have been, are and/or will be complied with.

    e) Ameritas Variable Life Insurance Company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                  Exhibit Index
                                  -------------

Exhibit
-------

    4      Form of Variable Annuity Contract and Rider
    9      Legal Opinion and Consent